UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA (Registrant)
Date July 31, 2009	By	/s/ Heri Supriadi
(Signature)
Heri Supriadi VP Investor Relations/ Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2008 AND 2009
AND SIX MONTHS PERIOD ENDED
JUNE 30, 2008 AND 2009

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
JUNE 30, 2008 AND 2009 AND
SIX MONTHS ENDED JUNE 30, 2008 AND 2009

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008*)	2009
	Notes	Rp.	Rp.	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,44	10,942,829	8,276,168	810,793
Temporary investments	2c,2f,44	182,685	281,785	27,606
Trade receivables	2c,2g,6,37,44
Related parties — net of allowance for doubtful accounts of Rp.148,797 million in 2008 and Rp.105,465 million in 2009		536,235	779,849	76,400
Third parties — net of allowance for doubtful accounts of Rp.1,061,773 million in 2008 and Rp.1,361,231 million in 2009		2,768,072	2,959,173	289,902
Other receivables — net of allowance for doubtful accounts of Rp.11,163 million in 2008 and Rp.9,299 million in 2009	2c,2g,44	189,163	56,359	5,521
Inventories — net of allowance for obsolescence of Rp.58,954 million in 2008 and Rp.70,547 million in 2009	2h,7,37	295,442	449,673	44,053
Prepaid expenses	2c,2i,8,44	1,338,464	2,200,836	215,610
Claims for tax refund	38, 53	408,011	222,544	21,802
Prepaid taxes	38, 53	96,584	809,900	79,344
Other current assets	2c,9,44	21,244	24,217	2,372

Total Current Assets		16,778,729	16,060,504	1,573,403

NON-CURRENT ASSETS
Long-term investments — net	2f,10	137,802	165,587	16,222
Property, plant and equipment — net of accumulated depreciation of Rp.57,280,422 million in 2008 and Rp.67,802,439 million in 2009	2k,2l,4,11, 19,20,23,53	62,932,875	72,780,789	7,130,129
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.540,831 million in 2008 and Rp.254,940 million in 2009	2m,12,34,46	631,488	449,055	43,993
Prepaid pension benefit cost	2i,2r,41	398	256	25
Advances and other non-current assets	2c,2k,2o,13, 29,44,48	1,811,306	2,135,888	209,247
Goodwill and other intangible assets — net of accumulated amortization of Rp.5,688,858 million in 2008 and Rp.6,913,373 million in 2009	2d,2j,4, 14,37,53	3,594,746	2,530,166	247,873
Escrow accounts	2c,15,44	42,859	48,491	4,750

Total Non-current Assets		69,151,474	78,110,232	7,652,239

TOTAL ASSETS		85,930,203	94,170,736	9,225,642

*)	As restated (Note 53)
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008*)	2009
	Notes	Rp.	Rp.	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,16,44
Related parties		1,398,689	2,051,102	200,941
Third parties		6,058,388	7,914,503	775,362
Other payables		35,172	17,957	1,759
Taxes payable	2s,38	1,646,401	1,203,203	117,873
Dividend payable		11,751,595	9,057,086	887,297
Accrued expenses	2c,17,35,44	2,896,082	2,614,705	256,155
Unearned income	2q,18	1,882,883	2,175,184	213,097
Advances from customers and suppliers		121,002	877,494	85,966
Short-term bank loans	2c,19,44	70,984	53,339	5,226
Current maturities of long-term liabilities	2c,2l,20,44	5,281,675	6,701,604	656,537

Total Current Liabilities		31,142,871	32,666,177	3,200,213

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,38,53	3,165,801	3,393,450	332,447
Unearned income on Revenue-Sharing Arrangements	2m,12,44	392,647	228,431	22,379
Accrued long service awards	2c,2r,42,44	79,655	114,215	11,189
Accrued post-retirement health care benefits	2c,2r,43,44	2,719,583	2,236,372	219,091
Accrued pension and other post- retirement benefits costs	2c,2r,41,44	1,286,572	943,660	92,448
Long-term liabilities — net of current maturities
Obligations under finance leases	2l,11,20	225,764	251,170	24,606
Two-step loans — related party	2c,20,21,44	3,539,074	3,447,691	337,761
Notes	20, 22	—	27,000	2,645
Bank loans	2c,20,23,44	3,247,074	7,483,279	733,116
Deferred consideration for business combinations	20,24	1,847,389	773,043	75,733

Total Non-current Liabilities		16,503,559	18,898,311	1,851,415

MINORITY INTEREST	25,53	7,897,548	8,495,516	832,282

*)	As restated (Note 53)
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008*)	2009
	Notes	Rp.	Rp.	US$ (Note 3)
STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per
Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,26	5,040,000	5,040,000	493,755
Additional paid-in capital	2u,27	1,073,333	1,073,333	105,151
Treasury stock — 426,290,500 shares in 2008 and 490,574,500 shares in 2009	2u,28	(3,798,701)	(4,264,162)	(417,748)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,29	270,000	360,000	35,268
Difference due to change of equity in associated companies	2f	385,595	385,595	37,776
Unrealized holding gain from available-for-sale securities	2f	8,981	6,171	604
Translation adjustment	2f	228,914	244,017	23,906
Difference due to acquisition of minority interest in subsidiary	1d,2d	—	(437,290)	(42,840)
Retained earnings
Appropriated		10,557,984	15,336,746	1,502,498
Unappropriated		16,620,119	16,366,322	1,603,362

Total Stockholders’ Equity		30,386,225	34,110,732	3,341,732

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		85,930,203	94,170,736	9,225,642

*)	As restated (Note 53)
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2008	2009
	Notes	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,30
Fixed lines		5,260,686	4,264,651	417,796
Cellular		12,176,568	13,525,630	1,325,068
Interconnection	2c,2q,31,44
Revenues		5,864,545	5,321,975	521,379
Expenses		(1,463,002)	(1,468,893)	(143,903)

Net		4,401,543	3,853,082	377,476
Data, internet and information technology services	2q,32,53	7,433,678	7,930,988	776,977
Network	2c,2q,33,44,53	465,206	529,716	51,895
Revenue-Sharing Arrangements	2m,12,34,46	184,779	82,611	8,093
Other telecommunications services	2q,53	288,618	486,054	47,617

Total Operating Revenues		30,211,078	30,672,732	3,004,922

OPERATING EXPENSES
Depreciation	2k,2l,2m, 11,12,13,53	5,147,454	6,049,027	592,606
Personnel	2c,2r,17,35, 41,42,43,44	4,293,842	3,770,724	369,407
Operations, maintenance and telecommunication services	2c,2q,36,44	5,643,801	6,449,659	631,855
General and administrative	2g,2h,2q,6, 7,14,37,53	1,767,853	1,874,319	183,622
Marketing	2q	890,167	951,906	93,256

Total Operating Expenses		17,743,117	19,095,635	1,870,746

OPERATING INCOME		12,467,961	11,577,097	1,134,176

OTHER (EXPENSES) INCOME
Interest income	2c,44	330,873	231,265	22,656
Equity in net loss of associated companies	2f,10	(1,390)	(2,969)	(291)
Interest expense	2c,44	(573,805)	(938,093)	(91,902)
Gain on foreign exchange — net	2p	35,776	550,454	53,926
Others — net		236,159	120,197	11,775

Other (expenses) income — net		27,613	(39,146)	(3,836)

INCOME BEFORE TAX		12,495,574	11,537,951	1,130,340

TAX EXPENSE	2s,38
Current		(3,862,317)	(2,802,894)	(274,592)
Deferred		(77,065)	(488,577)	(47,865)

		(3,939,382)	(3,291,471)	(322,457)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		8,556,192	8,246,480	807,883

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — net	25	(2,258,582)	(2,202,667)	(215,789)

NET INCOME		6,297,610	6,043,813	592,094

BASIC EARNINGS PER SHARE	2w,39
Net income per share		317.83	306.04	0.03
Net income per ADS (40 Series B shares per ADS)		12,713.20	12,241.60	1.20
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah)

					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized
					transactions	Difference	holding
					between	due to change	gain (loss)
			Additional		entities under	of equity	on available-
		Capital	paid-in	Treasury	common	in associated	for-sale	Translation	Retained earnings		Stockholders’
Descriptions	Notes	stock	capital	stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2008		5,040,000	1,073,333	(2,176,611)	270,000	385,595	11,237	230,017	6,700,879	22,214,129	33,748,579
Unrealized holding loss on available-for-sale securities	2f	—	—	—	—	—	(2,256)	—	—	—	(2,256)
Foreign currency translation of associated company	2f,10	—	—	—	—	—	—	(1,103)	—	—	(1,103)
Treasury stock acquired — at cost	2u,28	—	—	(1,622,090)	—	—	—	—	—	—	(1,622,090)
Resolved during the Annual General Meeting of Stockholders on June 20, 2008
Declaration of cash dividend	2v,40	—	—	—	—	—	—	—	—	(8,034,515)	(8,034,515)
Appropriation for general reserve	40	—	—	—	—	—	—	—	3,857,105	(3,857,105)	—
Net income for the period		—	—	—	—	—	—	—	—	6,297,610	6,297,610

Balance, June 30, 2008		5,040,000	1,073,333	(3,798,701)	270,000	385,595	8,981	228,914	10,557,984	16,620,119	30,386,225

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah)

					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized		Difference
					transactions	Difference	holding		due to
					between	due to change	gain (loss)		acquisition
			Additional		entities under	of equity	on available-		of minority
		Capital	paid-in	Treasury	common	in associated	for-sale	Translation	interest	Retained earnings		Stockholders’
Descriptions	Notes	stock	capital	stock	control	companies	securities	adjustment	in subsidiary	Appropriated	Unappropriated	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2009		5,040,000	1,073,333	(4,264,073)	360,000	385,595	(19,066)	238,319	—	10,557,985	20,941,978	34,314,071
Unrealized holding gain on available-for-sale securities	2f	—	—	—	—	—	25,237	—	—	—	—	25,237
Foreign currency translation of subsidiaries and associated companies	1d,2f,2b,10	—	—	—	—	—	—	5,698	—	—	—	5,698
49% acquisition of Infomedia	1d,2d	—	—	—	—	—	—	—	(437,290)	—	—	(437,290)
Treasury stock acquired — at cost	2u,28	—	—	(89)	—	—	—	—	—	—	—	(89)
Resolved during the Annual General Meeting of Stockholders on June 12, 2009
Declaration of cash dividend	2v,40	—	—	—	—	—	—	—	—	—	(5,840,708)	(5,840,708)
Appropriation for general reserve	40	—	—	—	—	—	—	—	—	4,778,761	(4,778,761)	—
Net income for the period		—	—	—	—	—	—	—	—	—	6,043,813	6,043,813

Balance, June 30, 2009		5,040,000	1,073,333	(4,264,162)	360,000	385,595	6,171	244,017	(437,290)	15,336,746	16,366,322	34,110,732

See accompanying notes to consolidated financial statements, which form an integral part of the wconsolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2008	2009
	Rp.	Rp.	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	4,505,592	3,337,727	326,988
Cellular	11,785,579	13,635,074	1,335,790
Interconnection — net	4,848,022	4,269,075	418,229
Joint Operation Schemes	607	—	—
Data, internet and information technology services	7,153,888	7,903,467	774,280
Other services	1,030,296	1,044,902	102,366

Total cash receipts from operating revenues	29,323,984	30,190,245	2,957,653
Cash payments for operating expenses	(11,501,776)	(14,000,892)	(1,371,628)
Cash paid from customers	(20,653)	(9,596)	(940)

Cash generated from operations	17,801,555	16,179,757	1,585,085

Interest received	324,215	247,978	24,294
Interest paid	(569,790)	(1,024,354)	(100,353)
Income tax paid	(4,992,556)	(1,969,673)	(192,963)

Net cash provided by operating activities	12,563,424	13,433,708	1,316,063

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	41,890	31,967	3,132
Purchases of temporary investments and placements in time deposits	(22,236)	(21,472)	(2,104)
Proceeds from sale of property, plant and equipment	5,299	2,460	241
Acquisition of property, plant and equipment	(7,606,234)	(10,178,066)	(997,116)
Increase in advances for purchases of property, plant and equipment	(326,631)	(958,468)	(93,898)
Decrease in advances and other assets	15,048	72,556	7,108
Business combinations, net of cash paid	(323,541)	—	—
Acquisition of intangible assets	(12,638)	(5,135)	(503)
Acquisition of long-term investments	(28,249)	—	—
Cash dividends received	645	822	81
Advance for acquisition of long term investments	(674)	—	—
Decrease (increase) in escrow accounts	(41,571)	61,549	6,030

Net cash used in investing activities	(8,298,892)	(10,993,787)	(1,077,029)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid to minority stockholders of subsidiaries	—	(16,269)	(1,594)
Proceeds from short-term borrowings	19,210	37,072	3,632
Repayment of short-term borrowings	(538,824)	(28,772)	(2,819)
Proceeds from long-term borrowings	1,015,449	2,530,000	247,857
Repayment of long-term borrowings	(2,237,826)	(3,476,924)	(340,624)
Payment for purchases of treasury stock	(1,622,090)	—	—
Repayment of promissory notes	(101,355)	(123,927)	(12,141)
Repayment of obligations under finance leases	(19,429)	(146,568)	(14,359)

Net cash used in financing activities	(3,484,865)	(1,225,388)	(120,048)

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (continued)
SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2008	2009
	Rp.	Rp.	US$ (Note 3)
NET INCREASE IN CASH AND CASH EQUIVALENTS	779,667	1,214,533	118,986

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	22,371	171,690	16,820

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,140,791	6,889,945	674,988

CASH AND CASH EQUIVALENTS AT END OF PERIOD	10,942,829	8,276,168	810,794

SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities:

Acquisition of property, plant and equipment through incurrence of payables	5,448,634	7,939,183	777,779
Acquisition of property, plant and equipment through finance leases	48,121	2,296	225
Acquisition of minority interest in subsidiary through the incurrence of liability	—	598,000	58,584
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2008 AND 2009
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL
a.	Establishment and general information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on the Government Regulation No. 25/1991.

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H.. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the latest amendments were to comply with Law No. 40/2007 of the Limited Liability Companies, Law No. 19/2003 of the National State-owned Companies and Badan Pengawas Pasar Modal dan Lembaga Keuangan Indonesia (“BAPEPAM-LK”) Regulation No. IX.J.1 of Main Provisions of the Articles of Association of Company that Make an Equity Public Offering and Public Company and to add the Company’s purposes and objectives based on notarial deed No. 27 dated July 15, 2008 of A. Partomuan Pohan, S.H., LLM. and notification of this amendment was received by the Minister of Justice and Human Rights of the Republic of Indonesia (“MoJHR”) as in his Letter No. AHU.46312.AH.01.02/2008 dated July 31, 2008 and was published in State Gazette of the Republic of Indonesia No. 84 dated October 17, 2008, Supplement of the Republic of Indonesia No. 20155.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and services, informatics and optimization of the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:
i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Providing payment transactions and money transferring services through telecommunications and information networks.

iv.	Performing activities and other undertakings in connection with optimization of the Company’s resources, among others the utilization of the Company’s property, plant and equipment and moving assets, information systems, education and training, and repairs and maintenance facilities.
The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
a.	Establishment and general information (continued)

Pursuant to Law No. 3/1989 on Telecommunications (effective on April 1, 1989), Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). The Government Regulation No. 8/1993 relating to the provision of the telecommunications services regulates that cooperation to provide basic telecommunications services can be in the form of a joint venture, joint operation or contractual arrangement and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks. The Minister of Tourism, Post and Telecommunication of the Republic of Indonesia (“MTPT”) reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunication services through two Decision Letters both dated August 14, 1995.

The provision of domestic telecommunications services of the Company, includes telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. Pursuant to this, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions (“Divre”) under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”), in order to:
(1)	accelerate the construction of telecommunication facilities,

(2)	make the Company a world-class operator, and

(3)	increase the technology as well as knowledge and skills of its employees.
Historically, the Company had exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance (“Sambungan Langsung Jarak Jauh” or “SLJJ”) telecommunications services for a minimum period of 10 years, effective January 1, 1996. Such exclusive rights also applied to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights did not affect the Company’s right to provide other domestic telecommunications services.

In 1999, the Government of the Republic of Indonesia (the “Government”) passed Telecommunications Law No. 36, which took effect in September 2000. This Law states that the telecommunication activities cover:
(1)	Telecommunications networks,

(2)	Telecommunications services, and

(3)	Special telecommunications.
National state-owned companies (“Badan Usaha Milik Negara” or “BUMN”), regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, Government Agencies and legal entities other than telecommunications networks and service providers. The Telecommunications Law prohibits activities that result in monopolistic practices and unfair competition, and expects to pave the way for market liberalization. In connection with this Law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
a.	Establishment and general information (continued)

On press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 of the Directorate General of Post and Telecommunications (“DGPT”), as corrected by No. 1718/UM/VIII/2000 dated August 2, 2000, the period for exclusive rights granted to the Company to provide local and SLJJ fixed-line telecommunications services, were shortened from the expiration period of December 2010 to August 2002 and from December 2005 to August 2003. In return, the Government was required to pay compensation to the Company (Notes 13 and 29). Further, on press release of the Coordinating Minister of Economics of the Republic of Indonesia dated July 31, 2002, the Government terminated the Company’s exclusive right as a network provider for local and SLJJ services effective August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and SLJJ telecommunications services.

The Company has a commercial license to provide International Direct Dialing (“IDD”) services based on the Minister of Communications of the Republic of Indonesia (“MoC”) Decree No. KP. 162/2004 dated May 13, 2004.

b.	Company’s Board of Commissioners, Directors and employees
1.	Board of Commissioners and Directors

Based on resolutions made at (i) the Extraordinary General Meeting (“EGM”) of Stockholders of the Company dated February 28, 2007 as covered by notarial deed No. 16 of A. Partomuan Pohan, S. H., LLM., as amended through the Annual General Meeting (“AGM”) of Stockholders of the Company dated June 29, 2007 as covered by notarial deed No. 58 of the same notary; (ii) EGM of Stockholders of the Company dated September 19, 2008 as covered by notarial deed No. 16 of A. Partomuan Pohan, S. H., LLM.; and (iii) the Annual General Meeting (“AGM”) of Stockholders of the Company dated June 12, 2009 as covered by notarial deed No. 215 of the same notary, the composition of the Company’s Board of Commissioners and Directors as of June 30, 2008 and 2009, respectively, were as follows:

	2008	2009
President Commissioner	Tanri Abeng	Tanri Abeng
Commissioner	Anggito Abimanyu	Bobby A.A Nazief
Commissioner	Mahmuddin Yasin	Mahmuddin Yasin
Independent Commissioner	Arif Arryman	Arif Arryman
Independent Commissioner	Petrus Sartono	Petrus Sartono
President Director	Rinaldi Firmansyah	Rinaldi Firmansyah
Vice President Director/ Chief Operating Officer (“COO”)	** (see Note below)	* (see Note below)
Director of Finance	Sudiro Asno	Sudiro Asno
Director of Network and Solution	Ermady Dahlan	Ermady Dahlan
Director of Enterprise and Wholesale	Arief Yahya	Arief Yahya
Director of Consumer	I Nyoman Gede Wiryanata	I Nyoman Gede Wiryanata
Director of Compliance and Risk Management	Prasetio	Prasetio
Chief Information Technology Officer	Indra Utoyo	Indra Utoyo
Director of Human Capital and General Affairs	Faisal Syam	Faisal Syam

*	COO is held by Director of Network and Solution in 2009

**	Position is vacant in 2008

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
b.	Company’s Board of Commissioners, Directors and employees (continued)
1.	Board of Commissioners and Directors (continued)

Based on Board of Commissioners’ Decision Letter dated February 15, 2008, the Board of Commissioners agreed to appoint Ermady Dahlan as Director of Network and Solution and I Nyoman Gede Wiryanata as Director of Consumer effective from March 1, 2008.

Based on Letter No. S-584/KF/2008 dated June 20, 2008, Anggito Abimanyu resigned from his position as a member of Company’s Board of Commissioners effective from August 20, 2008.

Based on Board of Commissioners’ Letter to the President Director No. 125/SRT/DK/2008/RHS dated July 25, 2008, the Board of Commissioners agreed to proceed the appointment of COO, including the role of its position as Director of Network and Solution.

Based on the EGM of Stockholders of the Company dated September 19, 2008, the Company’s stockholders agreed to appoint Bobby A.A. Nazief as a member of the Company’s Board of Commissioners for filling in the vacant position with a five year term and to extend the term of service of the Company’s Board of Commissioners whose members were elected in the EGM of Stockholders of the Company dated March 10, 2004, which should expire on March 10, 2009, to be extended on the date of the AGM of Stockholders of the Company in 2009.

Based on AGM of Stockholders of the Company dated June 12, 2009, the Company’s stockholders agreed to extend the term of service of Tanri Abeng, Arif Arryman, and Petrus Sartono up to the next AGM of Stockholders of the Company.

2.	Employees

As of June 30, 2008 and 2009, the Company and its subsidiaries had 33,580 and 29,181 employees, respectively.
c.	Public offering of shares of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totaled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to public through IPO at the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There are 35,000,000 ADS and each ADS represents 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, had distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
c.	Public offering of shares of the Company (continued)

To comply with Law No. 1/1995 of the Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were distributed to the Company’s stockholders in August 1999. On August 16, 2007, the Law No. 1/1995 of the Limited Liability Companies has been amended by the issuing of Law No. 40/2007 of the Limited Liability Companies which become effective at the same date. The Law No. 40/2007 has no effect to the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government had sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company dated July 30, 2004, as covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B. For Series A Dwiwarna share with par value of Rp.500, the split was into 1 Series A Dwiwarna share with par value of Rp.250 per share and 1 Series B share with par value of Rp.250 per share. The stock split resulted to an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares into 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares into 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

Based on EGM of Stockholders of the Company on December 21, 2005, AGM of Stockholders of the Company on June 29, 2007 and AGM of Stockholders of the Company on June 20, 2008, the Company’s stockholders approved the phase I, II and III plan, respectively, to repurchase the Company’s issued Series B shares (Note 28).

As of June 30, 2009, all of the Company’s Series B shares were listed on the IDX and 49,858,912 ADS shares were listed on the NYSE and LSE.

d.	Subsidiaries

As of June 30, 2008 and 2009, the Company has consolidated the following direct or indirectly owned subsidiaries which it controls as a result of majority ownership (Notes 2b and 2d):
(i)	Direct subsidiaries:

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	the Company	operation	2008	2009	2008	2009
PT Pramindo Ikat Nusantara (“Pramindo”), Medan, Indonesia	Telecommunication construction and services/August 15, 2002	1995	100	100	1,218,404	1,102,479
PT Telekomunikasi Indonesia International (“TII”) (formerly PT Aria West International (“AWI”)), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	947,825	708,324

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
d.	Subsidiaries (continued)
(i)	Direct subsidiaries: (continued)

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	the Company	operation	2008	2009	2008	2009
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia telecommunication services/May 9, 2003	1998	100	100	715,167	2,080,869
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	99.99	99.99	163,486	173,764
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	426,275	400,926
PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia	Pay television and content services/ May 7, 1997	1997	98.75	100 (including through 1.25% ownership by Metra)	127,719	175,058
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecomunication — provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	50,400,370	54,849,221
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operation on January 13, 2006	60	60	4,910	4,910
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service — provides telecommunication information services and other information services in the form of print and electronic media and call center services/ September 22,1999	1984	51	100 (including through 49% ownership by Metra)	552,706	557,247

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
d.	Subsidiaries (continued)
(ii)	Indirect subsidiaries:

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	subsidiary	operation	2008	2009	2008	2009
Aria West International Finance B.V. (“AWI BV”), The Netherlands	Established to engaged in rendering services in the field of trade and finance services/ June 3, 1996	1996; ceased operation on July 31, 2003	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	1,849	1,542
Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius	Finance — establish to raise funds for the development of Telkomsel ‘s business through the issuance of debenture stock, bonds, mortgages or any other securities/ April 22, 2002	2002	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	114	25
PT Balebat Dedikasi Prima (“Balebat”), Bogor, Indonesia	Printing/ October 1, 2003	2000	33.15 (through 65% ownership by Infomedia)	65 (through 65% ownership by Infomedia)	82,061	81,472
Telkomsel Finance B.V., (“TFBV”), Amsterdam, The Netherlands	Finance — establish in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts/ February 7, 2005	2005	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	8,748	9,402
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Banking data and communication/ October 31, 2005	2006	60 (through 60% ownership by Metra)	60 (through 60% ownership by Metra)	21,210	36,696
PT Telekomunikasi Indonesia International Pte. Ltd., Singapura	Telecommunication/ December 6, 2007	2008	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	—	173,429
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service — sytem implementation and integration service, outsourcing and software lisense maintenance/ May 1, 1987	1988	80 (through 80% ownership by Metra)	80 (through 80% ownership by Metra)	330,156	392,806

(a)	TII

On March 6, 2007, based on notarial deed No. 3 of Titien Suwartini, S.H. and as approved by the MoJHR in its Decision Letter No. W8-00573.HT.01.04-TH.2007 dated March 14, 2007 and the Capital Investment Coordinating Board in its Decision Letter No. 20/III/PMDN/2007 dated March 1, 2007, PT Aria West International has changed its name to PT Telekomunikasi Indonesia International and its business operation has been expanded to include international businesses.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
d.	Subsidiaries (continued)
(a)	TII (continued)

On December 31, 2008, pursuant to Third Amendment to Cooperation Agreement between the Company and TII No. K.Tel.665/HK.820/UTA-00/2008 regarding Management and Development of International Business, the Company has agreed to amend the transfer of international telecommunications business from the Company to become management and development of international business in the form of service operator partnership scheme.

(a)	Metra

Based on the Circular Meeting of Stockholders of Metra on December 13, 2007, Metra’s stockholders agreed as follows: (1) increase its authorized capital from Rp.200,000 million to Rp.1,000,000 million with a par value of Rp.10,000 per share; (2) increase its issued and fully paid capital from Rp.62,250 million to Rp.412,250 million by issuing 35,000,000 new shares; (3) to limit the maximum additions to issued capital for funding the acquisition of Sigma amounting to Rp.335,000 million, and for the acquisition cost as well as Metra’s business development amounting to a maximum of Rp.15,000 million; (4) approve a total of 35,000,000 new shares to be issued and fully paid by the Company; and (5) approval of the acquisition of a maximum 80% ownership interest in Sigma, a company engaged in providing information system services.

On December 18, 2007, Metra entered into a Conditional Sales and Purchase Agreement (“CSPA”) with Sigma’s stockholders for the acquisition (Note 4).

On January 21, 2008, the Company paid Rp.350,000 million for additional capital to Metra pursuant to Circular Meeting of Stockholders of Metra on December 13, 2007. The acquisition of Sigma’s transaction was completed through the signing of an Amendment to the Sales and Purchase of Shares Agreement on February 21, 2008 which became effective from February 22, 2008 (the “closing date”).

On July 3, 2008, based on notarial deed No. 6 of Wahyu Nurani, S.H. dated July 3, 2008, Metra entered into a Commitment of Sales and Purchase of Shares Agreement (“Perjanjian Pengikatan Jual Beli Saham” or PPJB) to purchase 6,000,000 Indonusa’s shares or equivalent to 1.25% of Indonusa’s total ownership with a transaction value of Rp.6,600 million from PT Datakom Asia (“Datakom”).

On July 17, 2008, based on notarial deed No. 133 of Sutjipto, S.H., M.Kn. dated July 17, 2008, Metra obtained funding for the purchase through equity call from the addition of Metra’s issued capital from Rp.412,250 million to Rp.418,850 million. On July 17, 2008, based on notarial deed No. 134 of Sutjipto, S.H., M.Kn. dated July 17, 2008, Metra exercised the sales and purchase of share transaction (Note 1d.c).

Based on Circular Meeting of Stockholders of Metra on March 23, 2009, as covered by notarial deed No. 64 of Sutjipto, S.H., M.Kn., dated April 16, 2009, Metra’s stockholders agreed increase its authorized capital from Rp.418,850 million to Rp.485,679 million with a par value of Rp.10,000 per share. The authorized capital of Rp.34,829 million was paid by conversion on the Company’s receivable to Metra.

On May 29, 2009, Metra entered into a CSPA with PT Elnusa Tbk (“Elnusa”) for the transaction of 49% shares of Infomedia from Elnusa (Note 1d.e)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
d.	Subsidiaries (continued)
(b)	Metra (continued)

Based on Circular Meeting of Stockholders of Metra on June 24, 2009 as covered by notarial deed No. 8 of Wahyu Nurani, S.H., dated July 24, 2009, Metra’s stockholders agreed as follows: (1) increase its authorized capital from Rp.1,000,000 million to Rp.2,000,000 million consisting of into 200,000,000 shares, and (2) increase its issued and fully paid capital from Rp.485,679 million to Rp.1,084,179 million with nominal value of Rp.10,000 per share that will be issued and fully paid by Metra.

On June 30, 2009, based on notarial deed No. 25 of Sjaaf De Carya Siregar, S.H. dated June 30, 2009, Metra entered Sales Purchase of Shares Agreement (“Akta Jual Beli Saham” or “AJB”) to purchase 205,800,000 Infomedia’s shares or equivalent to 49% Infomedia’s total ownership with a transaction value of Rp.598,000 million from Elnusa (Note 1d.e).

On the transaction date, the Company was the majority shareholder of Infomedia, therefore the transaction represent acquisition of minority interest in subsidiary. The difference between acquisition cost and minority historical cost amounted to Rp.437,290 million is recorded as “Difference due to acquisition of minority interest in subsidiary”(Note 2d) on the equity account.

(c)	Indonusa

At the EGM of Stockholders of Indonusa on May 9, 2007, Indonusa’s stockholders resolved to: (1) stock split of Indonusa’s shares par value from Rp.10,000 to Rp.500 per share; (2) increase its issued capital from Rp.200,000 million consisting of 20,000,000 shares to Rp.700,000 million consisting of 1,400,000,000 shares, as amended by the Decision of Circular Meeting of Stockholders of Indonusa on December 28, 2007. The change increased Company’s paid-in capital from Rp.66,500 million to Rp.237,713 million through payment and a debt to equity swap, as follows:
•	The Company had paid for the increase in share capital phase I to Indonusa on June 5, 2007 and August 13, 2007 amounting to Rp.21,624 million and Rp.976.3 million, respectively.

•	A payment for the increase in share capital for phase II was made on November 26, 2007 amounting to Rp.65,986 million.

•	On December 19, 2007, Indonusa’s debt to the Company amounting to Rp.82,627 million was converted into ownership of shares of stock of Indonusa.
Pursuant to the payment for the additional share capital and the debt swap to equity, the Company’s ownership in Indonusa has increased from 95.68% to 98.75%.

Based on Circular Meeting of Stockholders of Indonusa on July 17, 2008 as covered by notarial deed No. 64 of Dr. Wiratni Ahmadi, S.H. dated August 25, 2008, Indonusa’s stockholders has agreed to transfer Datakom’s ownership in Indonusa of 6,000,000 shares to Metra (Note 1d.b).

Pursuant to the transfer of the ownership, the Company’s ownership in Indonusa has increased to 100% (including through 1.25% ownership by Metra).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
d.	Subsidiaries (continued)
(d)	Telkomsel

On February 14, 2006, Telkomsel was granted the International Mobile Telecommunications-2000 (“IMT-2000”) or 3rd Generation technology (“3G”) license in the 2.1 Gigahertz (“GHz”) frequency bandwidth for a 10 year period by the Minister of Communication and Information Technology of the Republic of Indonesia (“MoCI”), based on its Decision Letter No. 19/KEP/M.KOMINFO/2/2006. The license is extendable subject to evaluation (Notes 14 and 48c.ii). Telkomsel started its commercial services for 3G in September 2006.

On October 11, 2006, Telkomsel’s operating licenses were updated by MoCI based on Decision Letter No. 101/KEP/M.KOMINFO/10/2006, granting Telkomsel the rights to provide: (i) Mobile telecommunication services with radio frequency bandwidth in the 900 Megahertz (“MHz”) and 1800 MHz bands; (ii) Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and (iii) Basic telecommunication services.

Based on Decision Letter No. 213/DIRJEN/2008 dated August 4, 2008, the Ministry of Communication and Information Technology through the DGPT granted Telkomsel a principle license to provide Internet Telephony Services (Voice over Internet Protocol or “VoIP”) which provision is subject to an operation acceptance test within one year.

Based on Bank Indonesia’s (“BI”) letter No. 10/632/DASP dated August 12, 2008, Telkomsel has been registered as a Money Remitter with register No. 10/12/DASP/10 dated August 12, 2008 to provide remittance service.

(e)	Infomedia

Based on Circular Meeting of Stockholders of Infomedia on June 5, 2009 as covered by notarial deed No. 10 of Sjaaf De Carya Siregar, S.H., dated June 5, 2009, Infomedia’s stockholders agreed as follows: (1) capitalize part of the retained earning in form of the cash dividend, (2) increase its authorized capital from Rp.1,00,000 million to Rp.500,000 million that divided into 1,000,000 shares, and (3) increase its issued and fully paid capital from Rp.40,000 million to Rp.210,000 million consist of 420,000,000 shares.

Based on AJB between Elnusa and Metra on June 30, 2009 as covered by notarial deed No. 25 of Sjaaf De Carya Siregar, S.H., dated June 30, 2009, all parties has agreed to transfer the Elnusa’s ownership in Infomedia of 205,800,000 shares to Metra (Note 1d.b).
e.	Authorization of the consolidated financial statements
The consolidated financial statements were authorized for issue by the Board of Directors on July 30, 2009.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”).
a.	Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp.”), unless otherwise stated.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company, directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated on the consolidated financial statements.

c.	Transactions with related parties

The Company and its subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (Pernyataan Standar Akuntansi Keuangan or “PSAK”) 7, “Related Party Disclosures”.

d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The cost of an acquisition is allocated to the identifiable assets and liabilities recognized using as reference, their fair values at the date of the transaction. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years, except longer period but not more than twenty years can be justified.

The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
d.	Acquisitions of subsidiaries (continued)

In July 2004, the Indonesian Financial Accounting Standard Board (“Dewan Standar Akuntansi Keuangan di Indonesia” or “DSAK”) issued PSAK 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control”, (“PSAK 38R”). Under PSAK 38R, the acquisition transaction with entities under common control is accounted for using book value, in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value arising from restructuring transactions and other transactions between entities under common control” is charged to consolidated statement of income when the common control relationship has ceased.

The difference between the consideration paid and the carrying amount of the minority interest debited is recognized directly in equity and reported as “Difference due to acquisition of minority interest in subsidiary” (Note 1d.b).

e.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

f.	Investments
i.	Time deposits

Time deposits with maturities of more than three months but not more than one year, are presented as temporary investments.

ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of income, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to the consolidated statements of income.

iii.	Investments in associated companies

Investments in companies where the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
f.	Investments (continued)
iii.	Investments in associated companies (continued)

On a continuous basis, but no less frequently than at the end of each year, the Company and its subsidiaries evaluate the carrying amount of their ownership interests in associated companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each associated company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any) and projected discounted cash flows, whichever is lower or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the consolidated statements of income upon the sale of an interest in the associate in proportion to percentage of the interests sold.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States Dollars (“U.S. Dollars”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

iv.	Other investments

Investments in companies where ownership interests of less than 20% that do not have readily determinable fair values and are held for long-term are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any write-down is charged directly to income of the current period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Trade and other accounts receivable

Trade and other accounts receivable are recorded net of allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts. Accounts are written-off against the allowance during the period in which they are determined to be not collectible.

The allowance for doubtful accounts is the Company and its subsidiaries’ best estimate of the probable credit losses in the accounts receivable. The amount of the allowance is recognized in the consolidated statement of income within operating expenses — general and administrative. The Company and its subsidiaries determine the allowance based on historical write-off experience. The Company and its subsidiaries review the allowance for doubtful accounts every month. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

h.	Inventories

Since January 1, 2009, the Company and its subsidiaries has adopted PSAK 14 (Revised 2008), “Inventories”, which became effective for financial statement periods beginning on or after January 1, 2009 and is applied prospectively.

Inventories consist of components and modules, which are expensed or transferred to property, plant and equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards and prepaid voucher blanks, which are expensed upon sale. Inventories are stated at the lower of costs or net realizable value.

Cost is determined using the weighted average method for components, SIM cards, RUIM cards and prepaid voucher blanks, and the specific-identification method for modules.

The amount of any write-down of inventories to net realizable value and all losses of inventories shall be recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.	Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.	Intangible assets

Intangible assets comprised of intangible assets from subsidiaries or business acquisition, licenses and computer software. Intangible assets shall be recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company and its subsidiaries and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and its subsidiaries shall estimate the recoverable value of their intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
j.	Intangible assets (continued)

In 2006, Telkomsel was granted the right to operate the 3G license (Note 14.iii). Telkomsel is required to pay an up-front fee and annual rights of usage (“Biaya Hak Penggunaan” or “BHP”) fee for the next ten years (Note 48c.ii). The up-front fee is recorded as intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license (10 years). Amortization commenced in 2006 when the assets attributable to the provision of the related services became available for use.

Based on management interpretation of the license conditions and the written confirmation from the DGPT, the license may be returned at any time without any financial obligation to pay the remaining outstanding annual BHP fees. Accordingly, Telkomsel recognizes the annual BHP fees as expense when incurred. Management evaluates its plan to continue to use the license on an annual basis.

k.	Property, plant and equipment — direct acquisitions

Since January 1, 2008, the Company and its subsidiaries has adopted PSAK 16 (Revised 2007), “Property, Plant and Equipment” (“PSAK 16R”), which became effective for financial statement periods beginning on or after January 1, 2008 and is applied prospectively.

According to PSAK 16R, an entity should choose either the cost model or the revaluation model in measuring the costs of the assets. The Company has decided to use the cost model. Further, the cost of the assets include: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. The residual value and the useful life of an asset should be reviewed at least at each financial year-end.

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years

Buildings	20
Leasehold improvements	3-7
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-20
Satellite, earth station and equipment	3-15
Cable network	5-25
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment — direct acquisitions (continued)

Pursuant to PSAK 16R, starting January 1, 2008, the Company has changed the estimated useful lives of fiber optic (included in cable network assets) from 15 years to 25 years. The Company charged the impact of the changes in the estimated useful lives to the current period consolidated financial statements as it is not considered material.

When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

Spare parts and servicing equipment are carried as inventory and recognized in profit or loss as consumed. Major spare parts and stand-by equipment that are expected to be used more than 12 months are recorded as part of property, plant and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the consolidated statement of income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If any computer software is independent from its computer hardware, it shall be recorded as part of intangible assets.

The cost of maintenance and repairs is charged to statements of income as incurred, significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period, borrowing costs, which include interest expense and foreign currency exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction has been completed and the asset is ready for its intended use.

Equipment temporarily unused are reclassified into equipment not used in operation and depreciated over their estimated useful life using straight-line method.

l.	Property, plant and equipment under finance leases

Since January 1, 2008, the Company and its subsidiaries has adopted PSAK 30 (Revised 2007), “Lease” (“PSAK 30R”), which became effective for financial statement periods beginning on or after January 1, 2008.

Based on PSAK 30R, a lease is classified into finance lease or operating lease based on the substance not the form of the contract. Property, plant and equipment under finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to ownership. Statement of Financial Accounting Standards Interpretation (Interpretasi Pernyataan Standar Akuntansi Keuangan or “ISAK”) 8, “Determining Whether an Arrangement Contains a Lease and Further Discussion on Transitional Provisions of PSAK 30 (Revised 2007)”, requires the Company and its subsidiaries to apply PSAK 30R retrospectively to all lease transactions since the commencing dates of the related agreement or prospectively as if the standard applied since the beginning of reporting periods. The Company has decided to select the prospective application.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
l.	Property, plant and equipment under finance leases (continued)

Considering that the impact of application of the standard to 2006 and 2007 is insignificant, the Company charged the cumulative effect to the 2008 financial statements.

Finance leases shall be recognized as assets and liabilities in the balance sheets as the amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and its subsidiaries are added to the amount recognized as an assets.

Minimum lease payments shall be apportioned between the finance charge and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents shall be charged as expenses in the periods in which they are incurred.

Leased assets are depreciated using the same method over the shorter of the lease term and their economic useful life.

Leasing arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the period of expected benefit.

m.	Revenue-Sharing Arrangements (“RSA”)

Revenues from RSA are recognized based on the Company’s share as agreed upon in the contracts.

The Company records assets under RSA as “Property, plant and equipment under RSA” (with a corresponding initial credit to “Unearned income on RSA” presented in the liabilities section of the consolidated balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method (Note 2k).

Unearned income related to the acquisition of the property, plant and equipment under RSA is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the property, plant and equipment under RSA is reclassified to the “Property, plant and equipment” account.

n.	KSO

Revenues from KSO include amortization of unearned initial investor payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received are recorded net of all direct costs incurred in connection with the KSO agreement and amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR are recognized on a monthly basis based on the contracted MTR amount for the current period.

The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK 35, “Accounting for Telecommunications Services Revenue”, the assets built by the

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
n.	KSO (continued)

KSO partners under the KSO were recorded in the books of the KSO partners which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

o.	Deferred charges for land rights

Costs incurred to process and extend land rights are deferred and amortized using the straight-line method over the term of the land rights.

p.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated balance sheet date as follows:

	The Company and its subsidiaries
	2008		2009
	Buy	Sell	Buy	Sell

United States Dollars (“US$”) 1	9,215	9,225	10,200	10,215
Euro1	14,584	14,603	14,375	14,399
Yen1	87.60	87.72	106.86	107.03
The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to consolidated statement of income of the current period, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).
q.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service and ready for use. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
ii.	Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of connection fee as well as usage and monthly charges, are recognized as follows:
•	Connection fees for service connection are recognized as revenues at the time the connection occurs.

•	Airtime and charges for value added services are recognized based on usage by subscribers.

•	Monthly subscription charges are recognized as revenues when incurred by subscribers.
Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:
•	Sale of SIM and RUIM cards is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•	Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) is recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.
iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as earned in accordance with agreement and are presented net of interconnection expenses.

iv.	Data, internet and information technology services revenues

Revenues from installations (set-up) of internet, data communication and e-Business are recognized upon the completion of installations. Revenues from data communication and internet are recognized based on usage the installation.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods rendered to customers or installation takes place.

Revenue from computer software development service is recognised using the percentage of completion method.

v.	Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases. Revenues are recognized based on subscription fees as specified in the agreements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
vi.	Other telecommunications services revenues

Revenues from other telecommunications services consist of sales of other telecommunication services or goods. Revenues are recognized upon completion of services or delivery of goods to customers.

vii.	Expenses

Expenses are recognized on accrual basis. Unutilized promotional credits are netted against unearned income.
r.	Employee benefits
i.	Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using government bond interest rates considering currently there is no deep market for high quality corporate bonds that have terms to maturity approximating the terms of the related liability.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value defined benefit obligation or 10% of fair value of plan assets, are charged or credited to the consolidated statements of income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

ii.	Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees are entitled to receive certain cash awards or certain number of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either certain number of days leave benefit or cash, subject to approval by management, provided to employee who has met the requisite number of years of service and with a certain minimum age.

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of income.

The obligation with respect to LSA and LSL is calculated by an independent actuary using the projected unit credit method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits (continued)
iii.	Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

iv.	Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees which enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

v.	Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.
Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.
s.	Income tax

The Company and its subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax loss carry forward, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited to the consolidated statement of income, except to the extent that it relates to items recognized directly in equity, such as the difference in value arising from restructuring transactions and other transactions between entities under common control and the effect of foreign currency translation adjustment for certain investments in associated companies, in which case income tax is also charged or credited directly to equity.

Current tax assets and liabilities are measured at the amount expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date.

Amendment to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
t.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including formal documentations at the inception of the hedge.

Changes in the fair values of derivative instruments that do not qualify for hedge accounting are recognized in the consolidated statements of income. If a derivative instrument is designated and qualifies for hedge accounting the assets or liabilities shall be adjusted. The changes in fair values of derivative instruments are recognized in the consolidated statements of income or consolidated statement of changes in stockholder’s equity depending on the type and effectiveness of hedge transaction.

u.	Treasury Stock

Reacquired Company’s stock is accounted for at its reacquisition cost and classified as “Treasury Stock” and presented as deduction in stockholders’ equity. The cost of treasury stock sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

v.	Dividends

Dividend distribution to the Company’s stockholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s stockholders. For interim dividends, the Company recognized it as liability based on the Board of Director’s decision with the approval from the Board of Commissioners.

w.	Earnings per share and earnings per ADS

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

x.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

y.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, the valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah (“Rupiah”). The translations of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.10,205.5 to US$1 as published by Reuters on June 30, 2009. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4.	ACQUISITIONS OF SIGMA

On February 21, 2008, Metra and Sigma’s stockholders, PT Sigma Citra Harmoni (“SCH”) and Trozenin Management Plc signed an Amendment to the Sales and Purchase of Shares Agreement which authorized Metra to acquire 80% of the outstanding common stock of Sigma for US$35.2 million or equivalent to Rp.331,052 million, which became effective from February 22, 2008 (the “closing date”) (Note 1d.b).

Sigma is an Information Technology (“IT”) Services company that provides software for banking, multi finance and manufacturing companies. Through the acquisition, the Company started to broaden its services to adjacent industries especially IT services by combining Sigma’s expertise and the Company’s corporate customer base. Goodwill in respect of the acquisition comprises principally the fair value of the skills and expertise of the acquired company’s workforce.

Metra and SCH have agreed to support Sigma in achieving an IPO in 24 months from closing date. Pursuant to the agreement, SCH, which holds the remaining 20% ownership in Sigma, has an put option requiring Metra to purchase the minority. The option price is the higher of the transacted price per share indexed to interest rates and fair value based on an independent appraisal. The option is valid for 24 months or sooner if an IPO takes place.

The acquisition of Sigma has been accounted for using the purchase method of accounting, which purchase price were allocated to fair value of the acquired assets and assumed liabilities. The allocation of the acquisition cost was as follows:

The assets and liabilities arising from the acquisition are as follows:

Rp.

Current assets	150,461
Property, plant and equipments	86,886
Other non-current assets	29,686
Intangible assets	189,405
Current liabilities	(75,347)
Long-term liabilities	(37,570)
Deferred tax liabilities	(54,636)
Minority interests	(57,777)

Fair value of net assets acquired	231,108
Goodwill	99,944

Total purchase consideration	331,052
Less:
Cash and cash equivalents in subsidiary acquired	(43,649)

Cash outflow from acquisition	287,403

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4.	ACQUISITIONS OF SIGMA (continued)

Metra acquired control of Sigma on February 22, 2008 and the valuation was performed by an independent appraisal using the balance as of February 28, 2008, being the nearest convenient balance sheet date. The Company’s consolidated results of operations have included the operating results of Sigma since March 1, 2008. The intangible assets represent long-term customer contracts and relationships, software and trademark (Note 14).

5.	CASH AND CASH EQUIVALENTS

	2008	2009
Cash on hand	36,363	95,492

Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	115,722	861,884
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	121,622	213,100
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	10,250	8,577
PT Bank Pos Nusantara	250	95
PT Bank Tabungan Negara (Persero) (“BTN”)	20	16
Bank Syariah Mandiri (“BSM”)	—	8

	247,864	1,083,680

Foreign currencies
Bank Mandiri	63,449	296,367
BNI	23,115	61,947
BRI	665	21,307
BSM	75	37

	87,304	379,658

Sub-total	335,168	1,463,338

Third parties
Rupiah
ABN AMRO Bank	88,566	116,013
Deutsche Bank AG (“DB”)	31,601	16,039
PT Bank Central Asia Tbk (“BCA”)	17,412	8,576
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”) (formerly PT Bank Niaga Tbk and PT Bank Lippo Tbk)	2,566	8,495
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	2,285	2,880
PT Bank Bukopin Tbk (“Bank Bukopin”)	6,359	2,530
PT Bank Pembangunan Daerah Sumatera Utara	—	1,366
Bank DKI	1,196	7
Others (each below Rp.1 billion)	3,610	2,217

	153,595	158,123

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.	CASH AND CASH EQUIVALENTS (continued)

	2008	2009
Cash in banks (continued)
Third parties (continued)
Foreign currencies
The Hongkong and Shanghai Banking Corporation Ltd. (“HSBC”)	—	42,095
DB	10,334	10,500
Citibank, N.A. (“Citibank”)	8,679	9,609
Bank CIMB Niaga	57	3,171
Bank Ekonomi	5,948	2,763
Others (each below Rp.1 billion)	813	1,076

	25,831	69,214

Sub-total	179,426	227,337

Total cash in banks	514,594	1,690,675

Time deposits
Related parties
Rupiah
BNI	2,495,085	1,459,871
BRI	1,275,770	1,068,785
Bank Mandiri	2,257,888	350,625
BTN	250,725	220,900

	6,279,468	3,100,181

Foreign currencies
BNI	262,186	1,132,570
BRI	—	202,983
Bank Mandiri	65,627	2,041

	327,813	1,337,594

Sub-total	6,607,281	4,437,775

Third parties
Rupiah
BCA	—	465,450
PT Bank Pembangunan Daerah Jawa Barat dan Banten (“Bank Jabar”)	293,060	300,560
Citibank	623,600	209,272
Bank Bukopin	274,680	89,255
PT Bank Muamalat Indonesia (“Bank Muamalat”)	18,550	78,000
PT Bank Mega Tbk (“Bank Mega”)	117,945	50,000
Bank CIMB Niaga	267,920	45,650
PT Bank Century Tbk	52,000	40,000
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	149,315	29,315
PT Bank Permata Tbk	5,000	25,000
PT Pan Indonesia Bank Tbk	60,000	20,000
DB	—	9,900

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.	CASH AND CASH EQUIVALENTS (continued)

	2008	2009
Time deposits (continued)
Third parties (continued)
Rupiah (continued)
PT Bank Syariah Mega Indonesia (“Bank Syariah Mega”)	1,000	1,000
PT Bank Internasional Indonesia Tbk	216,500	—
PT Bank Victoria International Tbk	72,000	—
PT Bank Tabungan Pensiunan Nasional Tbk	37,053	—
PT Bank Bumiputera Indonesia Tbk	30,000	—
PT Bank Artha Graha Internasional Tbk	25,000	—
PT Bank NISP Tbk	5,000	—
PT Bank Yudha Bhakti	2,000	—
PT Bank Nusantara Parahyangan Tbk	1,000	—

	2,251,623	1,363,402

Foreign currencies
BCA	—	658,224
Bank Muamalat	156,655	30,600
DB	901,410	—
HSBC	296,584	—
Standard Chartered Bank (“SCB”)	151,821	—
Bank Jabar	18,430	—
Bank Bukopin	4,610	—
Bank Mega	1,844	—
Bank Ekonomi	1,614	—

	1,532,968	688,824

Sub-total	3,784,591	2,052,226

Total time deposits	10,391,872	6,490,001

Grand Total	10,942,829	8,276,168

Interest rates per annum on time deposits are as follows:

	2008	2009
Rupiah	2.25% - 12.50%	5.25% - 13.50%
Foreign currencies	1.00% - 4.80%	0.25% - 4.75%
The related parties which the Company and its subsidiaries place their funds are Government-owned banks. The Company and its subsidiaries placed a majority of their cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	TRADE RECEIVABLES

Trade receivables arose from services provided to both retail and non-retail customers, with details as follows:
a.	By debtor
(i)	Related parties

	2008	2009
Government Agencies	540,457	702,035
CSM	73,966	64,776
Indosat	44,149	28,749
PT Patra Telekomunikasi Indonesia (“Patrakom”)	13,586	18,703
PT Aplikanusa Lintasarta (“Lintasarta”)	3,843	12,208
PSN	166	9,194
PT Graha Informatika Nusantara (“Gratika”)	4,564	3,350
Koperasi Pegawai Telkom (“Kopegtel”)	—	3,031
Others	4,301	43,268

Total	685,032	885,314
Allowance for doubtful accounts	(148,797)	(105,465)

Net	536,235	779,849

Trade receivables from certain related parties are presented net of the Company and its subsidiaries’ liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

(ii)	Third parties

	2008	2009
Residential and business subscribers	3,740,350	3,941,781
Overseas international carriers	89,495	378,623

Total	3,829,845	4,320,404
Allowance for doubtful accounts	(1,061,773)	(1,361,231)

Net	2,768,072	2,959,173

b.	By age
(i)	Related parties

	2008	2009
Up to 6 months	528,961	754,254
7 to 12 months	133,459	55,528
13 to 24 months	12,978	8,326
More than 24 months	9,634	67,206

Total	685,032	885,314
Allowance for doubtful accounts	(148,797)	(105,465)

Net	536,235	779,849

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	TRADE RECEIVABLES (continued)
b.	By age (continued)
(ii)	Third parties

	2008	2009
Up to 3 months	2,675,129	2,032,983
More than 3 months	1,154,716	2,287,421

Total	3,829,845	4,320,404
Allowance for doubtful accounts	(1,061,773)	(1,361,231)

Net	2,768,072	2,959,173

c.	By currency
(i)	Related parties

	2008	2009
Rupiah	666,617	858,978
U.S. Dollars	18,415	26,336

Total	685,032	885,314
Allowance for doubtful accounts	(148,797)	(105,465)

Net	536,235	779,849

(ii)	Third parties

	2008	2009
Rupiah	3,474,054	3,711,836
U.S. Dollars	355,791	608,568

Total	3,829,845	4,320,404
Allowance for doubtful accounts	(1,061,773)	(1,361,231)

Net	2,768,072	2,959,173

d.	Movements in the allowance for doubtful accounts

	2008	2009
Beginning balance	1,100,456	1,203,905
Additions (Note 37)	314,105	303,165
Bad debts write-off	(203,991)	(40,374)

Ending balance	1,210,570	1,466,696

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	TRADE RECEIVABLES (continued)
d.	Movements in the allowance for doubtful accounts (continued)

Management believes that the allowance for doubtful accounts is adequate to cover probable losses on non-collection of the accounts receivable.

Except for the amounts receivable from the Government Agencies, management believes that there were no significant concentrations of credit risk on these receivables. The Company and its subsidiaries do not have any off-balance sheet credit exposures related to their customers.

Certain trade receivables of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).

Refer to Note 44 for details of related party transactions.
7.	INVENTORIES

	2008	2009
SIM cards, RUIM cards and prepaid voucher blanks	148,125	139,643
Modules	137,835	201,505
Components	68,436	179,072

Total	354,396	520,220

Allowance for obsolescence
Modules	(52,710)	(64,184)
Components	(6,244)	(6,363)

Total	(58,954)	(70,547)

Net	295,442	449,673

Movements in the allowance for obsolescence are as follows:

	2008	2009
Beginning balance	54,701	64,850
Additions (Note 37)	4,425	5,697
Inventories write-off	(172)	—

Ending balance	58,954	70,547

Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

7.	INVENTORIES (continued)

Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.

As of June 30, 2009, certain inventories held by the Company have been insured against fire, theft and other specific risks. Total sum insured as of June 30, 2009 amounted Rp.4,878 million (Note 44d.vii).

Certain inventories held by a certain subsidiary have been insured against all industrial risk and loss risk during delivery with the total sum insured as of June 30, 2009 amounting Rp.6,215 million.

Management believes that the insurance coverage is adequate to cover potential losses of the insured inventories.

8.	PREPAID EXPENSES

	2008	2009
Frequency license	582,703	1,348,013
Salaries	312,928	378,039
Rental	307,284	360,630
Insurance	92,158	82,523
Telephone directory issuance costs	20,537	10,376
Others	22,854	21,255

Total	1,338,464	2,200,836

Refer to Note 44 for details of related party transactions.

9.	OTHER CURRENT ASSETS

Other current assets as of June 30, 2008 and 2009 consist of restricted time deposits as follows:

		2008		2009
		Foreign		Foreign
		currencies	Rupiah	currencies	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
BNI
The Company	US$	—	—	0.052	529
	Rp.	—	—	—	13,015
Bank Mandiri
The Company	US$	0.90	8,326	—	—
	Rp.	—	8,498	—	449
Infomedia	Rp.	—	4,420	—	4,424
TII	US$	—	—	0.569	5,800

Total			21,244		24,217

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

9.	OTHER CURRENT ASSETS (continued)

The restricted time deposits represent time deposits of the Company’s and certain subsidiaries’ pledged as collateral for bank guarantees to the respective banks.

Refer to Note 44 for details of related party transactions.

10.	LONG-TERM INVESTMENTS

	2008
	Percentage			Share of
	of	Beginning		net	Translation	Ending
	ownership	balance	Addition	loss	adjustment	balance
Equity method:
CSM	25.00	57,240	—	(2,021)	(1,103)	54,116
Patrakom	40.00	32,892	—	(1,313)	—	31,579
PSN	22.38	—	—	—	—	—

		90,132	—	(3,334)	(1,103)	85,695

Cost method:
Bridge Mobile Pte. Ltd. (“BMPL”)	10.00	20,360	—	—	—	20,360
PT Batam Bintan Telekomunikasi (“BBT”)	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	2.11	199	—	—	—	199
Scicom (MSC) Berhad (“Scicom”)	9.81	2,712	28,249	—	—	30,961

		23,858	28,249	—	—	52,107

		113,990	28,249	(3,334)	(1,103)	137,802

	2009
	Percentage
	of	Beginning	Share of net	Translation	Ending
	ownership	balance	(loss) income	adjustment	balance
Equity method:
CSM	25.00	84,197	(3,800)	(697)	79,700
Patrakom	40.00	32,949	831	—	33,780
PSN	22.38	—	—	—	—

		117,146	(2,969)	(697)	113,480

Cost method:
BMPL	10.00	20,360	—	—	20,360
BBT	5.00	587	—	—	587
Bangtelindo	2.11	199	—	—	199
Scicom	9.80	30,961	—	—	30,961

		52,107	—	—	52,107

		169,253	(2,969)	(697)	165,587

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS (continued)
a.	CSM

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of June 30, 2008 and 2009, the carrying amount of the investment in CSM was equal to the Company’s share in the net assets of CSM.

b.	Patrakom

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

The increase of ownership in Patrakom in 2007 represents an adjustment arising from the difference between the book value and the initial investment made in 2005.

Pursuant to the AGM of Stockholders of Patrakom as stated in notarial deed No. 235 of Sutjipto, S.H., M.Kn. dated April 30, 2008, Patrakom’s stockholders approved the distribution of cash dividends for 2007 amounting to Rp.4,859 million and the appropriation of Rp.607 million for general reserves. The Company’s share of the dividend amounting to Rp.1,944 million.

As of June 30, 2008 and 2009, the carrying amount of investment in Patrakom approximated to the Company’s share in the net assets of Patrakom.

c.	PSN

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region. The Company’s share in losses in PSN has exceeded the carrying amount of its investment since 2001, accordingly, the investment value has been reduced to Rp.nil.

On January 20, 2006, PSN’s stockholders agreed to issue new shares to a new stockholder. The issuance of new shares resulted in dilution of the Company’s interest in PSN to 22.38%.

d.	BMPL

BMPL (Singapore), an associated entity of Telkomsel, is engaged in providing regional mobile services in the Asia Pacific region.

Subsequently, on March 7, 2007, it was resolved that each of the stockholders shall subscribe for 1,500,000 additional shares of BMPL, subject to the accession of SK Telecom Co., Ltd (“SK Telecom”) as a stockholder of BMPL. However, the additional subscription of 300,000 shares shall be cancelled if SK Telecom becomes a stockholder of BMPL.

Based on the Accession Agreement dated June 18, 2007, BMPL’s stockholders agreed to admit SK Telecom as a stockholder of BMPL. Consequently, the additional subscription of 300,000 shares was cancelled. On the same date, BMPL’s stockholders also agreed to admit Advanced Info Service Public Company Limited as a stockholder of BMPL.

Telkomsel has paid additional subscriptions of US$600,000 (equivalent to Rp.5,455 million and Rp.5,615 million) in April and November 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS (continued)
d.	BMPL (continued)

As of June 30, 2008 and 2009, Telkomsel’s contributions which represent 10% ownership interest amounted to US$2,200,000 (Rp.20,360 million).

e.	BBT

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

f.	Bangtelindo

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

On July 19, 2007, based on decision of the EGM of Stockholders of Bangtelindo as covered by notarial deed No. 38 of Dr. Wiratni Ahmadi, S.H. dated July 19, 2007, the Bangtelindo’s stockholders agreed the addition of paid in capital amounting to Rp.2,000 million from PT Fokus Investama Mondial’s (“FIM”) stockholders. As a result, the Company’s ownership in Bangtelindo was diluted to 2.41%.

On February 5, 2008, based on decision of the EGM of Stockholders of Bangtelindo as covered by notarial deed No. 85 of Dr. Wiratni Ahmadi, S.H. dated June 30, 2008, the Bangtelindo’s stockholders agreed the addition of paid in capital amounting to Rp.1,200 million from FIM’s stockholders. As a result, the Company’s ownership in Bangtelindo was diluted to 2.11%.

g.	Scicom

Scicom is engaged in providing call center services in Malaysia. As of June 30, 2008, TII’s contributions amounted to US$3.42 million (equivalent to Rp.30,961 million) which represent or equivalent to 9.81% of TII’s total ownership in Scicom.

On July 31, 2008, Scicom issued 35,000 new shares. As a result, TII’s ownership in Scicom diluted to 9.80%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT

	January 1,	Acquisitions				June 30,
	2008	of Sigma	Additions	Deductions	Reclassifications	2008*)
At cost:
Direct acquisitions
Land	561,348	26,678	32,218	—	—	620,244
Buildings	2,557,804	17,091	10,117	—	58,440	2,643,452
Leasehold improvements	403,498	2,227	51,253	—	1,027	458,005
Switching equipment	24,293,139	—	13,420	—	704,960	25,011,519
Telegraph, telex and data communication equipment	156,036	—	—	—	(8,180)	147,856
Transmission installation and equipment	44,758,386	—	724,253	(2,516)	3,021,515	48,501,638
Satellite, earth station and equipment	5,979,626	—	124,904	—	1,935	6,106,465
Cable network	20,669,529	—	391,994	—	(195,925)	20,865,598
Power supply	4,416,077	—	23,443	—	495,819	4,935,339
Data processing equipment	5,710,782	14,523	6,520	—	314,812	6,046,637
Other telecommunications peripherals	637,020	2,186	12,579	(554)	(37,485)	613,746
Office equipment	706,484	1,345	18,301	(2,503)	(13,229)	710,398
Vehicles	156,192	1,160	4,793	(466)	(26,054)	135,625
Other equipment	109,784	—	2,281	—	(1,511)	110,554
Property under construction:
Buildings	86	—	109,374	—	(65,284)	44,176
Switching equipment	83,740	—	626,958	—	(674,241)	36,457
Transmission installation and equipment	2,525,030	—	4,595,801	—	(4,474,228)	2,646,603
Satellite, earth station and equipment	3,557	—	—	—	—	3,557
Cable network	381	—	161,753	—	—	162,134
Power supply	37,979	—	504,515	—	(524,563)	17,931
Data processing equipment	31,351	21,676	400,345	—	(387,743)	65,629
Other equipment	—	—	202	—	(202)	—
Leased assets
Transmission installation and equipment	283,813	—	8,228	—	—	292,041
Vehicles	—	—	37,693	—	—	37,693

Total	114,081,642	86,886	7,860,945	(6,039)	(1,810,137)	120,213,297

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,207,216	—	63,554	—	(103)	1,270,667
Leasehold improvements	257,862	—	33,292	—	—	291,154
Switching equipment	13,562,557	—	1,196,448	—	(673)	14,758,332
Telegraph, telex and data communication equipment	152,427	—	437	—	(9,140)	143,724
Transmission installation and equipment	16,178,965	—	2,205,057	—	(1,431,507)	16,952,515
Satellite, earth station and equipment	2,373,355	—	211,095	—	(3,579)	2,580,871
Cable network	12,917,430	—	722,039	—	(211,194)	13,428,275
Power supply	1,864,747	—	224,250	—	(7,681)	2,081,316
Data processing equipment	3,895,304	—	389,444	—	(76,869)	4,207,879
Other telecommunications peripherals	575,458	—	6,279	(56)	(35,999)	545,682
Office equipment	584,927	—	22,573	—	(12,542)	594,958
Vehicles	147,055	—	2,200	(466)	(25,993)	122,796
Other equipment	100,437	—	1,568	—	(1,511)	100,494
Leased assets
Transmission installation and equipment	188,094	—	—	—	105	188,199
Vehicles	—	—	13,560	—	—	13,560

Total	54,005,834	—	5,091,796	(522)	(1,816,686)	57,280,422

Net Book Value	60,075,808					62,932,875

*)	As restated (Note 53)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,				June 30,
	2009	Additions	Deductions	Reclassifications	2009
At cost:
Direct acquisitions
Land	684,768	24,777	—	57,085	766,630
Buildings	2,721,804	95,049	(3,350)	94,191	2,907,694
Leasehold improvements	460,836	36,174	—		497,010
Switching equipment	26,356,172	7,815	—	1,321,757	27,685,744
Telegraph, telex and data communication equipment	139,165	—	—	—	139,165
Transmission installation and equipment	56,572,954	1,256,898	(112)	3,580,236	61,409,976
Satellite, earth station and equipment	6,502,198	207,825	—	(34,469)	6,675,554
Cable network	21,857,982	676,692	(293)	39,671	22,574,052
Power supply	5,838,258	95,926	—	642,456	6,576,640
Data processing equipment	7,184,767	77,973	—	421,198	7,683,938
Other telecommunications peripherals	545,194	11,819	—	(11,641)	545,372
Office equipment	678,640	23,072	(5,100)	(121)	696,491
Vehicles	127,274	1,576	(100)	(511)	128,239
Other equipment	105,386	6,135	—	(20,339)	91,182
Property under construction:
Buildings	60,099	43,522	—	(94,073)	9,548
Leasehold improvements	—	2,709	—	—	2,709
Switching equipment	17,155	1,229,440	—	(1,180,898)	65,697
Transmission installation and equipment	1,173,830	2,967,565	—	(3,560,482)	580,913
Satellite, earth station and equipment	—	86,263	—	—	86,263
Cable network	384	40,535	—	(22)	40,897
Power supply	13,131	593,981	—	(577,261)	29,851
Data processing equipment	427,698	622,463	—	(556,865)	493,296
Leased assets
Transmission installation and equipment	284,978	—	—	(5,485)	279,493
Data processing equipment	236,240	—	—	—	236,240
Office equipment	437,705	2,940	(144,816)	—	295,829
Vehicles	56,998	—	(127)	4,627	61,498
Customer premise equipment (“CPE”) assets	23,307	—	—	—	23,307

Total	132,506,923	8,111,149	(153,898)	119,054	140,583,228

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,351,589	68,892	(3,350)	59	1,417,190
Leasehold improvements	323,910	29,562	—	(348)	353,124
Switching equipment	15,926,334	1,303,994	—	28,663	17,258,991
Telegraph, telex and data communication equipment	135,327	293	—	—	135,620
Transmission installation and equipment	19,220,612	2,745,533	(112)	27,697	21,993,730
Satellite, earth station and equipment	2,732,847	240,212	—	(3,235)	2,969,824
Cable network	13,506,314	658,703	(294)	45,281	14,210,004
Power supply	2,333,053	285,401	—	7,900	2,626,354
Data processing equipment	4,588,877	517,039	—	(26,335)	5,079,581
Other telecommunications peripherals	462,208	7,629	—	(11,636)	458,201
Office equipment	561,073	22,530	(3,825)	920	580,698
Vehicles	108,049	3,233	(54)	(1,144)	110,084
Other equipment	94,866	2,002	—	(20,340)	76,528
Leased assets
Transmission installation and equipment	207,323	9,628	—		216,951
Data processing equipment	60,162	24,350	—	123	84,635
Office equipment	290,717	60,495	(144,816)	156	206,552
Vehicles	11,640	9,131	(47)	—	20,724
CPE assets	2,432	1,216	—	—	3,648

Total	61,917,333	5,989,843	(152,498)	47,761	67,802,439

Net Book Value	70,589,590				72,780,789

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)
a.	Gain (loss) on disposal or exchange of assets

	2008	2009
Proceeds from sale of property, plant and equipment	5,299	2,460
Net book value	(34,349)	(1,400)

Gain (loss) on disposal	(29,050)	1,060

b.	KSO assets ownership arrangements
(i)	In accordance with the amended and restated KSO VII agreement with BSI, the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period which is on December 31, 2010. As of June 30, 2008 and 2009, the net book value of these property, plant and equipment was Rp.982,505 million and Rp.872,420 million, respectively.

(ii)	In accordance with the amended and restated KSO IV agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period which is on December 31, 2010. As of June 30, 2008 and 2009, the net book value of this property, plant and equipment was Rp.663,781 million and Rp.361,035 million, respectively.
c.	Assets impairment and related claims
(i)	In the first quarter of 2005, the Government issued a series of regulations in its efforts to rearrange the frequency spectra utilized by the telecommunications industry. This action has resulted in the Company not being able to utilize certain frequency spectra it had used to support its fixed wireline cable network by the end of 2006. As a result of these regulations, certain of the Company’s cable network facilities within the fixed wireline segment, which comprised primarily of Wireless Local Loop (“WLL”) and Approach Link equipment operating in the affected frequency spectra, could no longer be used by the end of 2006. Hence, the Company had shortened the remaining useful lives for WLL and Approach Link equipment in the first quarter of 2005 and depreciated the remaining net book value of these assets through December 31, 2006, and charged additional depreciation expense of Rp.240,398 million (Rp.168,279 million net after tax) in 2006.

(ii)	Further, on August 31, 2005, MoCI issued a press release which announced that in order to conform with international standards and as recommended by the International Telecommunications Union — Radio communication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for IMT-2000 or 3G network. In its press release, the MoCI also announced that the Code Division Multiple Access (“CDMA”)-based technology network which the Company used for its fixed wireless services could only operate in the 800 MHz frequency spectrum. The Company utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, the Company utilizes the 800 MHz frequency spectrum.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)
c.	Assets impairment and related claims (continued)
(ii)	(continued)

On January 13, 2006, the MoCI issued MoCI Regulation No. 01/PER/M.KOMINFO/1/2006 which reaffirmed the Government’s decision that the Company’s fixed wireless network could only operate in the 800 MHz frequency spectrum and that the 1900 MHz will be allocated for 3G network. Following the preceding Government’s decisions, the Company reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs and in 2005, the Company had written-down Rp.616,768 million for transmission installation and equipment of fixed wireless assets. The recoverable amount was estimated using value in use which represented the present value of estimated future cash flows from cash-generating unit using a pretax discount rate of 16.89%, representing the Company’s weighted average cost of capital as of December 31, 2005. In determining cash-generating unit to which an asset belongs, assets were grouped at the lowest level that included the assets and generated cash inflows that were largely independent of the cash inflows from other assets or group of assets. In addition, the Company recognized a loss relating to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp.79,359 million.

As a result of this Government’s decision, the Company’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of the transmission installation and equipment for the fixed wireless network could no longer be used by the end of 2007 with total acquisition cost amounted to Rp.1,330,818 million. The BSS equipment has been completely replaced with BSS equipment operating in 800 MHz by the end of December 2007. Further, the Company changed the estimated remaining useful lives for the Jakarta and West Java BSS equipment and depreciated the remaining net book value of these assets through June 30, 2007 and recognized an additional depreciation expense of Rp.173,826 million (Rp.121,678 million net after tax) in 2006. In June 2007, the Company has fully depreciated the assets.

(iii)	As of June 30, 2008 and 2009, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of June 30, 2009, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

(iv)	On July 9, 2008, Balikpapan and its surrounding, area of Divre VI Kalimantan were covered by flood from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the flood have been re-operated gradually since July 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)
d.	Others
(i)	Interest capitalized to property under construction amounted to Rp.nil for the six months period ended June 30, 2008 and 2009.

(ii)	Foreign exchange loss capitalized as part of property under construction amounted to Rp.nil for the six months period ended June 30, 2008 and 2009.

(iii)	In 2008, the Company reclassified its software which was previously recorded as property, plant and equipment to intangible assets (Notes 14 and 53).

(iv)	In 2008, certain Telkomsel’s equipment (part of infrastructure) with a total cost of Rp.797,208 million and their previous expected useful lives subsequent to 2010, are planned to be used up to 2010. Hence, the depreciation of the equipment are accelerated up to that year. The cumulative impact of acceleration of depreciation is Rp.71,013 million and Rp 42,608 million of which was charged to consolidated statement of income of the current period.

(v)	In 2008, Telkomsel recorded Rp.8,260,648 million of its property, plant and equipment which was subject to price adjustment (Note 48a.ii). In March 2009, Telkomsel and its vendors agreed to adjust price by US$107.05 million (Note 48a.ii). The effect of the adjustment is a reduction to recorded property, plant and equipment by Rp.1,035,588 million and depreciation by Rp.47,868 million that was recorded in 2008 consolidated financial statement.

(vi)	The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 20-30 years, which will expire between 2009 and 2038. Management believes that there will be no difficulty in obtaining the extension of the land rights when they expire.

(vii)	The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where they are still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)
d.	Others (continued)
(viii)	As of June 30, 2009, the Company’s and its subsidiaries’ property, plant and equipment, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana Tbk, PT Asuransi Wahana Tata, PT Asuransi Ekspor Indonesia, PT Asuransi Sinar Mas, PT Asuransi Central Asia, PT Asuransi Allianz Utama Indonesia, PT Asuransi Bintang Tbk, PT Asuransi Tri Pakarta and PT Asuransi QBE POOL Indonesia against fire, theft, earthquake and other specified risks. Total cost of assets being insured amounted to Rp.67,529,060 million, which was covered by sum insured basis with a maximum loss claim of Rp.839,123 million, US$13.31 million, and Euro0.22 million and on first loss basis of Rp.5,391,473 million and US$4.00 million including business recovery of Rp.324,000 million with the Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$28.48 million and US$47.14 million, respectively. Management believes that the insurance coverage is adequate to cover potential losses of the insured assets.

(ix)	As of June 30, 2009, the completion of assets under construction was around 68.24% of the total contract value, with estimated dates of completion between August 1, 2009 up to May 28, 2010. Management believes that there is no impediment to the completion of the construction in progress.

(x)	Certain property, plant and equipment of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).

(xi)	The Company and its subsidiaries has lease commitments for transmission installation and equipment, vehicles, data processing equipment and office equipment, with the option to purchase the leased assets at the end of the lease terms. Future minimum lease payments for assets under finance leases as of June 30, 2008 and 2009 are as follows:

Year	2008	2009
2008	100,804	—
2009	100,543	253,672
2010	92,753	163,609
2011	61,629	110,463
2012	56,198	48,335
2013	10,058	11,009
Later	276	276

Total minimum lease payments	422,261	587,364
Interest	(148,196)	(142,939)

Net present value of minimum lease payments	274,065	444,425
Current maturities (Note 20a)	(48,301)	(193,255)

Long-term portion (Note 20b)	225,764	251,170

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (“RSA”)

	January 1,			June 30,
	2008	Additions	Reclassifications	2008
At cost:
Land	4,646	—	—	4,646
Buildings	3,982	—	—	3,982
Switching equipment	286,688	—	(1,047)	285,641
Transmission installation and equipment	179,785	—	(33,536)	146,249
Cable network	583,353	—	(752)	582,601
Other telecommunications peripherals	149,200	—	—	149,200

Total	1,207,654	—	(35,335)	1,172,319

Accumulated depreciation:
Land	2,935	116	—	3,051
Buildings	2,435	100	—	2,535
Switching equipment	169,663	11,863	(269)	181,257
Transmission installation and equipment	90,141	7,345	(16,861)	80,625
Cable network	144,603	24,137	(260)	168,480
Other telecommunications peripherals	92,786	12,097	—	104,883

Total	502,563	55,658	(17,390)	540,831

Net Book Value	705,091			631,488

	January 1,				June 30,
	2009	Additions	Adjustments	Reclassifications	2009
At cost:
Land	1,313	—	—	(46)	1,267
Buildings	338	—	3,418	(3,756)	—
Switching equipment	152,776	—	53,643	(109,701)	96,718
Transmission installation and equipment	100,072	—	24,201	(63,504)	60,769
Cable network	461,315	—	48,162	(46,648)	462,829
Other telecommunications peripherals	10,547	—	123,054	(51,189)	82,412

Total	726,361	—	252,478	(274,844)	703,995

Accumulated depreciation:
Land	926	32	—	(9)	949
Buildings	61	20	2,521	(2,602)	—
Switching equipment	69,899	7,041	52,748	(102,639)	27,049
Transmission installation and equipment	53,282	5,060	21,203	(47,193)	32,352
Cable network	116,234	20,717	27,660	(34,730)	129,881
Other telecommunications peripherals	9,305	11,506	92,006	(48,108)	64,709

Total	249,707	44,376	196,138	(235,281)	254,940

Net Book Value	476,654				449,055

In accordance with the RSA, the ownership rights to the property, plant and equipment under RSA are legally retained by the investors until the end of the revenue-sharing periods.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT UNDER RSA (continued)

The balances of unearned income on RSA as of June 30, 2008 and 2009, are as follows:

	2008	2009
Gross amount	1,172,319	703,995

Accumulated amortization:
Beginning balance	(704,269)	(427,037)
Additions (Note 34)	(110,738)	(70,893)
Deductions	35,335	22,366

Ending balance	(779,672)	(475,564)

Net	392,647	228,431

13.	ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of June 30, 2008 and 2009 consist of:

	2008	2009
Prepaid rent — net of current portion (Note 8)	804,775	891,727
Advances for purchase of property, plant and equipment	531,299	813,193
Deferred Indefeasible Right of Use (“IRU”) Agreement charges (Note 44c.ii)	159,773	148,418
Restricted cash	92,090	105,179
Deferred land rights charges	102,337	65,267
Security deposits	47,085	46,685
Equipment not used in operations — net	62,028	43,704
Others	11,919	21,715

Total	1,811,306	2,135,888

As of June 30, 2008 and 2009, restricted cash represent cash received from the Government relating to compensation for early termination of exclusive rights to be used for the construction of certain infrastructures (Notes 1a and 29) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.

Deferred land rights charges represent costs to extend the contractual life of the land rights which have been deferred and amortized over the contractual life (Note 11d.vi).

As of June 30, 2009, equipment not used in operations represents Base Transceiver Station (BTS) and other equipment of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled. Telkomsel’s depreciation charged to the consolidated statements of income for six months period ended June 30, 2008 and 2009 amounted to Rp.6,176 million and Rp.14,809 million, respectively.

In 2008 and 2009, certain equipment of Telkomsel with a net carrying amount of Rp. 1,131 million and Rp.nil, respectively, was reclassified to property, plant and equipment (Note 11).

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	GOODWILL AND OTHER INTANGIBLE ASSETS
(i)	The changes in the carrying amount of goodwill and other intangible assets for the six months period ended June 30, 2008 and 2009 are as follows:

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance, December 31, 2007	—	8,419,906	436,000	8,855,906
Additions — Sigma’s software license	—	25,614	—	25,614
Additions — acquisition of Sigma (Note 4)	99,944	189,405	—	289,349
Additions — the Company’s software	—	112,735	—	112,735

Balance, June 30, 2008*)	99,944	8,747,660	436,000	9,283,604

Accumulated amortization:
Balance, December 31, 2007	—	(5,022,301)	(58,393)	(5,080,694)
Accumulated — Sigma’s software license	—	(13,072)	—	(13,072)
Amortization expense for six months period (Note 37)	(3,884)	(567,851)	(23,357)	(595,092)

Balance, June 30, 2008*)	(3,884)	(5,603,224)	(81,750)	(5,688,858)

Net Book Value	96,060	3,144,436	354,250	3,594,746

Weighted-average amortization period	20 years	7.12 years	9.33 years

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance, December 31, 2008	106,544	8,969,599	436,000	9,512,143
Additions — Sigma’s software	—	5,874	—	5,874
Reclassification — GSD’s software	—	(50)	—	(50)
Additions — the Company’s software	—	5,622	—	5,622
Reclassification — the Company’s software	—	(80,050)	—	(80,050)

Balance, June 30, 2009	106,544	8,900,995	436,000	9,443,539

Accumulated amortization:
Balance, December 31, 2008	(17,048)	(6,202,180)	(105,107)	(6,324,335)
Amortization expense for six months period (Note 37)	(2,557)	(601,276)	(23,357)	(627,190)
Reclassification — GSD’s software	—	4	—	4
Reclassification — the Company’s software	—	38,148	—	38,148

Balance, June 30, 2009	(19,605)	(6,765,304)	(128,464)	(6,913,373)

Net Book Value	86,939	2,135,691	307,536	2,530,166

Weighted-average amortization period	19.17 years	7.08 years	9.33 years

*	) As restated (Note 53)

(ii)	Goodwill resulted from the acquisition of Sigma in 2008 (Note 4) and Indonusa in 2008 (Notes 1d.b and 1d.c). Goodwill is amortized using the straight-line method over a period of not more than five years (Note 2d). Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas.

(iii)	The up-front fee paid by Telkomsel in February 2006 for the 3G license amounting to Rp.436,000 million was recognized as an intangible asset and is amortized over the term of the 3G license (Notes 2j and 44a.ii).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	GOODWILL AND OTHER INTANGIBLE ASSETS (continued)
(iv)	The estimated annual amortization expense relating to other intangible assets for each year beginning from July 1, 2009 is approximately Rp.1,293,240 million per year.
15.	ESCROW ACCOUNTS

Escrow accounts as of June 30, 2008 and 2009 consist of the following:

	2008	2009
Bank Mandiri	41,571	47,194
Bank Danamon	1,180	1,189
Others (each below Rp.1 billion)	108	108

	42,859	48,491

The escrow account with Bank Mandiri were established in relation with the Palapa Ring Consortium Construction and Maintenance Agreement (“C&MA”) as an initial deposit 5% of the commitment value (Note 48c.iv).

The escrow account with Bank Danamon were established in relation with the RSA in telecommunications equipment in Divre VII East Indonesia.

Refer to Note 44 for details of related party transactions.

16.	TRADE PAYABLES

	2008	2009
Related parties
Concession fees	1,086,418	1,231,958
Payables to other telecommunications providers	53,499	657,223
Purchases of equipment, materials and services	258,772	161,921

Sub-total	1,398,689	2,051,102

Third parties
Purchases of equipment, materials and services	5,685,923	7,784,119
Payables related to RSA	298,410	70,639
Payables to other telecommunications providers	74,055	59,745

Sub-total	6,058,388	7,914,503

Total	7,457,077	9,965,605

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

16.	TRADE PAYABLES (continued)

Trade payables by currency are as follows:

	2008	2009
Rupiah	4,517,690	4,952,856
U.S. Dollars	1,652,552	4,492,011
Euro	1,280,083	484,307
Singapore Dollars	5,978	36,361
Others	774	70

Total	7,457,077	9,965,605

Refer to Note 44 for details of related party transactions.

17.	ACCRUED EXPENSES

	2008	2009
Operations, maintenance and telecommunications services	1,015,051	1,221,289
Salaries and benefits	1,266,626	638,521
General, administrative and marketing	472,678	550,530
Interest and bank charges	141,727	204,365

Total	2,896,082	2,614,705

Refer to Note 44 for details of related party transactions.

18.	UNEARNED INCOME

	2008	2009
Prepaid pulse reload vouchers	1,784,454	2,083,231
Other telecommunications services	35,964	2,802
Others	62,465	89,151

Total	1,882,883	2,175,184

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS

	2008	2009
Bank Ekonomi	7,000	29,839
Bank CIMB Niaga	35,000	23,500
Bank Syariah Mega	28,984	—

Total	70,984	53,339

Refer to Note 44 for details of related party transactions.
a.	Bank Ekonomi

On June 11, 2008 Sigma entered into a Rp.7,000 million short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bears interest rate of 12.50% per annum and repayable within 3 months from the signing date to September 11, 2008. This facility is secured by Sigma’s account receivables amounted to Rp.14,000 million. As of June 30, 2008, the principal outstanding amounted to Rp.7,000 million. In September 2008, the loan was fully repaid.

On October 14, 2008, Sigma entered into a Rp.7,500 million short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bears floating interest rate from 12.50% per annum to 15.50% per annum and repayable within 9 months from the signing date to July 15, 2009. This facility is secured by Sigma’s trade receivables (Note 6). As of June 30, 2009, the principal outstanding amounted to Rp.7,500 million.

On November 14, 2008, Sigma entered into a Rp.5,500 million short-term loan agreement with Bank Ekonomi for working capital purpose. On December 2, 2008, Rp.3,500 million were drawdown from the Facility. The loan bears interest rate of 15.50% per annum and is repayable within 12 months from the signing date to December 2, 2009. This facility is secured by Sigma’s trade receivables (Note 6). As of June 30, 2009, the principal outstanding amounted to Rp.5,500 million.

On February 11, 2009, Sigma entered into a US$550,000 short-term loan agreement with Bank Ekonomi for working capital purpose. On March 23, 2009, US$380,000 were drawdown from the Facility. The loan bears interest rate of 6% per annum and is repayable within 3 months from the signing date to June 23, 2009. Based on the latest amendment, the maturity date is extended to September 23, 2009. This facility is secured by Sigma’s trade receivables (Note 6). As of June 30, 2009, the principal outstanding amounted to US$550,000 (equivalent to Rp.5,618 million).

On May 22, 2009, PT Sigma Solusi Integrasi, one of Sigma’s subsidiaries entered into a US$2 million short-term loan agreement with Bank Ekonomi for working capital purpose. On June 1, 2009, US$1,1 million were drawdown from the Facility. The loan bears interest rate of 9% per annum and is repayable within 3 months from the date of withdrawal. This facility is secured by Purchase Orders (“PO”) or Setter of Intent from certain companies. As of June 30, 2009, the principal outstanding amounted to US$1,1 million (equivalent to Rp.11,221 million).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS (continued)
b.	Bank CIMB Niaga

On April 25, 2005, Balebat entered into a Rp.800 million, 12% per annum fixed rate revolving credit facility and Rp.1,600 million investment credit facility agreement with Bank CIMB Niaga. These credit facilities are secured by Balebat’s property, plant and equipment located in West Java up to a maximum of Rp.3,350 million (Note 11). The applicable fixed interest rate and maturity date of the revolving credit facility was amended on July 26, 2005 from 12% per annum to 12.5% per annum and May 30, 2006, respectively and subsequently on June 13, 2006 to 16.5% per annum and May 30, 2007, respectively. Based on the latest amendment, the revolving credit facility amounting to Rp.800 million was combined with the short-term fixed credit facility of Rp.4,000 million (Note 23f). Additionally, Balebat obtained a credit facility of Rp.500 million with a fixed interest rate of 16.75% per annum, maturing on May 30, 2007. On May 23, 2007, the loan agreement was amended (4th amendment agreement) to increase the maximum facility amount and interest rate to Rp.15,000 million and 13% per annum respectively, for the period up to May 29, 2008. On April 29, 2008, the loan agreement was amended to change the maturity period to May 29, 2009 and change rate from 13% per annum to 11% per annum. On July 28, 2009, based on the latest amendment (8th amendment agreement), the interest rate and maturity date is changed to 14% and May 29, 2010, respectively. The principal outstanding as of June 30, 2008 and 2009 amounted to Rp.15,000 million and Rp.15,000 million, respectively.

On April 29, 2008, Balebat received an additional Specific Transaction Facility and Bank Overdraft Facility of Rp.5,000 million and Rp.500 million, respectively (Note 23f). The loan bears an interest rate of 11.5% per annum and will mature on May 29, 2009. On July 28, 2009, based on the latest amendment (8th amendment agreement), the interest rate is changed from 11.5% per annum to 14% and 14.25%, respectively, and the maturity date is extended to May 29,2010. As of June 30, 2008 and 2009, the principal outstanding amounted to Rp.5,000 million and Rp.5,000 million.

On October 18, 2005, GSD entered into two short-term loan agreements with Bank CIMB Niaga for an original facility of Rp.12,000 million and Rp.3,000 million. The loans bore interest rate of 14.50% per annum and matured on October 18, 2006 for each loan. The loan agreements were amended twice, the latest on November 3, 2006 to change the interest rate from 16.25% per annum to 15.5% per annum and the maturity period to October 18, 2007. On November 23, 2007, GSD entered into a short-term loan agreement with Bank CIMB Niaga as an amendment of the both loans for an original facility of Rp.15,000 million. The loan bore interest rate of 11% per annum and matured on 18 October 2008. The loan agreement was amended twice, the latest on December 23, 2008 to change the total facility to Rp.19,000 million with interest rate of 15.5% per annum and the maturity period to October 18, 2009. This credit facility is secured by GSD’s property, plant and equipment located in Jakarta (Note 11). The principal outstanding as of June 30, 2008 and 2009 amounted to Rp.15,000 million and Rp.3,500 million, respectively.

c.	Bank Syariah Mega

On December 11, 2007, Infomedia entered into a Rp.10,535 million loan agreement with Bank Syariah Mega for working capital purpose. The facility was obtained through sharia principles with the estimated rates on borrowing at 14% per annum and was secured by the receivables from contact center (Note 6). The loan was payable within 3 months from the signing date. Based on amendment on June 10, 2008 (2nd amendment agreement), the maturity period of loan agreement was extended to September 11, 2008. As of June 30, 2008, the principal outstanding amounted to Rp.10,535 million and on September 29, 2008, the loan was fully repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS (continued)
c.	Bank Syariah Mega (continued)

On March 31, 2008, Infomedia entered into a Rp.8,812 million loan agreement with Bank Syariah Mega for working capital purpose. The facility was obtained through sharia principles with the estimated rates on borrowing at 14% per annum and was secured by the receivables from contact center (Note 6). The loan was payable within 3 months from the signing date. Based on amendment on September 25, 2008 (2nd amendment agreement), the maturity period of loan agreement was extended to December 28 , 2008. As of June 30, 2008, the principal outstanding amounted to Rp.8,812 million and on November 27, 2008, the loan was fully repaid.

On June 5, 2008, Infomedia entered into Rp.9,637 million loan agreement with Bank Syariah Mega for working capital purpose. The facility is obtained through sharia principles with the estimated rates on borrowing at 14% per annum, and is secured by the receivables from contact center. The loan is payable within 3 months from the signing date which become due on September 2008. Based on amendment on September 28, 2008, the maturity period of loan agreement was extended to December 28 , 2008. The principal outstanding as of June 30, 2008 amounted to Rp.9,637 million and on November 27, 2008, the loan was fully repaid.
20.	MATURITIES OF LONG-TERM LIABILITIES
a.	Current maturities

	Notes	2008	2009
Bank loans	23	3,602,271	4,833,580
Deferred consideration for business combinations	24	1,199,481	1,202,958
Two-step loans	21	431,622	468,812
Obligations under finance leases	11	48,301	193,255
Notes	22	—	3,000

Total		5,281,675	6,701,605

b.	Long-term portion

		(In billions of Rupiah)
	Notes	Total	2010	2011	2012	2013	Later
Bank loans	23	7,483.3	1,986.8	2,604.2	1,166.3	1,160.4	565.6
Two-step loans	21	3,447.7	206.9	415.1	417.1	342.4	2,066.2
Deferred consideration for business combinations	24	773.0	659.6	113.4	—	—	—
Obligations under finance leases	11	251.2	123.1	75.4	42.2	10.2	0.3
Notes	22	27.0	—	6.0	21.0	—	—

Total		11,982.2	2,976.4	3,214.1	1,646.6	1,513.0	2,632.1

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

21.	TWO-STEP LOANS
a.	Two-step loans are unsecured loans obtained by the Government from overseas banks, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

The details of the two-step loans are as follows:

	Interest rate		Outstanding
Creditors	2008	2009	2008	2009
Overseas banks	3.10% - 12.27%	3.10% - 11.47%	3,970,696	3,916,502
Current maturities (Note 20a)			(431,622)	(468,811)

Long-term portion (Note 20b)			3,539,074	3,447,691

b.	The details of two-step loans obtained from overseas banks as of June 30, 2008 and 2009 are as follows:

	Interest rate		Outstanding
Currencies	2008	2009	2008	2009
U.S. Dollars	4.00% - 7.39%	4.00% - 6.67%	1,549,503	1,522,894
Rupiah	8.97% - 12.27%	11.39% - 11.47%	1,309,753	1,119,693
Japanese Yen	3.10%	3.10%	1,111,440	1,273,915

Total			3,970,696	3,916,502

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are payable in semi-annual installments and are due on various dates through 2024.

The two-step loans which are payable in Rupiah bear either fixed interest rates and floating interest rates based upon the average interest rate on three-month Certificate of Bank Indonesia (“Sertifikat Bank Indonesia” or “SBI”) during the six-months preceding the installment due date plus 1% per annum, and floating interest rate offered by the lenders plus 5.25% per annum. Two-step loans which are payable in foreign currencies bear either fixed rate interests and the floating interest rate offered by the lenders, plus 0.5% per annum.
As of June 30, 2009, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:
a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from the World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expense) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.
As of June 30, 2009, the Company complied with the above mentioned ratios.

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.	NOTES

2009
Medium-term Notes	30,000
Current maturities (Note 20a)	(3,000)

Long-term portion (Note 20b)	27,000

On June 9, 2009, Metra entered into an agreement with PT Bahana Securities (acting as “Arranger”) and Bank Mega (acting as Trustee) to issue Medium Term Notes (“MTN”) for a total principal amount of Rp.50,000 million. PT Kustodian Sentral Efek Indonesia acting as Colecting Agent and Custodian. Proceeds from issuance of MTN were used to expand Metra’s business and as working capital.

MTN is scheduled to be issued maximum in 4 (four) phases in a maximum amount of Rp.50,000 million with repayment at the latest in 3 (three) years after the Issuance Date for each phases. The first phase was issued for Rp.30,000 million, that will be mature on June 19, 2012.

Interest on MTN was payable quarterly beginning from the Issuance Date, through the Due Date. The MTN bear floating interest rates, for the first year of 15,05%, for the second and third years of highest average rate (yield) of 3 (three) Surat Utang Negara (“SUN”) that has a same remaining period of time, the same with the second and third years of MTN plus 4,02% premium. Repayment of the principal for each 10%, 20%, and 70% on the first, second and the third anniversary of the issuance date, respectively.

Metra secures minimal 40% of the value of the payable principle MTN amount. Maximum 60% of the payable principle MTN amount is unsecured and at all times ranked (pari passu) with other unsecured debts of the Metra. Metra may buy back all or part of the MTN at any time before the maturity date of the MTN.

BAsed on the agreements, Metra is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
a.	Debt to equity ration maximum 1,5:1 (one comma five proportionate one)

b.	EBITDA to Interest Ratio minimum 2.5.
As of 30 June 2009, Metra complied with the above mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS

The details of long-term bank loans as of June 30, 2008 and 2009 are as follows:

			2008		2009
		2009	Outstanding		Outstanding
			Original		Original
		Total facility	currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	equivalent	(in millions)	equivalent
The Export-Import Bank of Korea	US$	124	71.0	650,747	47.0	480,389
Bank Mandiri	Rp.	2,750,000	—	1,540,000	—	1,880,000
BCA	Rp.	1,500,000	—	600,000	—	900,000
Citibank	US$	—	4.0	37,233	—	—
	Rp.	500,000	—	700,000	—	300,000
BNI	Rp.	3,250,000	—	1,020,000	—	2,000,000
Bank CIMB Niaga	Rp.	31,800	—	36,338	—	24,411
Bank Bukopin	Rp.	5,300	—	2,690	—	1,513
BRI	Rp.	3,400	—	2,240,000	—	2,080,000
Bank Ekonomi	Rp.	60,000	—	22,337	—	50,546
Syndication of banks	Rp.	5,100,000	—	—	—	4,600,000

Total				6,849,345		12,316,859
Current maturities of bank loans (Note 20a)				(3,602,271)		(4,833,580)

Long-term portion (Note 20b)				3,247,074		7,483,279

Refer to Note 44 for details of related party transactions.
a.	The Export-Import Bank of Korea

On August 27, 2003, the Company entered into a loan agreement with The Export-Import Bank of Korea for a loan facility of US$124 million, to finance the CDMA procurement from the Samsung Consortium. The facility bears interest, commitment and other fees totaling 5.68% per annum. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006.

b.	Bank Mandiri
(i)	On March 20, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a facility of Rp.600,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.75% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 and 2009 amounted to Rp.240,000 million and and on March 29, 2009, the loan was fully repaid.

(ii)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri for Rp.350,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 and 2009 amounted to Rp.140,000 million and on March 28, 2009, the loan was fully repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
b.	Bank Mandiri (continued)
(iii)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.500,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1,25% per annum which becomes due quarterly in arrears and is unsecured. On July 24, 2007, the loan agreement was amended with addition of total facilities provided amounted to Rp.200,000 million. The principal outstanding as of June 30, 2008 and 2009 amounted to Rp.560,000 million and Rp.280,000 million, respectively.

(iv)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.750,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 and 2009 amounted to Rp.600,000 million and Rp.300,000 million, respectively.

(v)	On December 23, 2008, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.1,300,000 million. On December 30, 2008, Rp.1,000,000 million has been drawn-down from the Facility and the remaining Rp.300,000 million will be drawn-down on January 30, 2009. On January 30, 2009, Rp.300 billion of the remaining loan facility from Mandiri was drawn-down by Telkomsel. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 2.25% per annum which becomes due monthly in arrears and is unsecured. The principal outstanding as of June 30, 2009 amounted to Rp.1,300,000 million.
c.	BCA
(i)	On March 16, 2006, Telkomsel signed a loan agreement with BCA for a facility of Rp.400,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.75% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 amounted to Rp.160,000 million and on March 28, 2009, the loan was fully repaid.

(ii)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BCA for Rp.350,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 amounted to Rp.140,000 million and on March 28, 2009, the loan was fully repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
c.	BCA (continued)
(iii)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BCA of Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 and 2009 amounted to Rp.300,000 million and Rp.100,000 million, respectively.

(iv)	On July 14, 2008, Telkomsel signed a medium-term facility loan agreements with BCA of Rp.1,000,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2009 amounted to Rp.800,000 million.
d.	Citibank
1.	High Performance Backbone (“HP Backbone”) Loans

On April 10, 2002, the Company entered into a loan agreement with Citibank (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million. The facility which was unsecured, was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with Pirelli Cables and Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra. The lender required a fee of 8.4% of the total facility, 15% of which was paid in cash and 85% was included in the loan balance.

As of June 30, 2008, the outstanding loan was US$2 million (equivalent to Rp.19,333 million) and on September 15, 2008, the loan was fully repaid. The loan is payable in 10 equal semi-annual installments beginning in April 2004 with interest at a rate equal to the six-month London Interbank Offered Rate (LIBOR) plus 0.75% per annum.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
d.	Citibank (continued)
1.	HP Backbone Loans (continued)

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of June 30, 2008 and up to the repayment date on June 5, 2008 and September 15, 2008, as follows:
1.	Debt service coverage ratio should exceed 1.5:1.

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period April 10, 2002 to January 1, 2003,

b.	2.75:1 for the period January 2, 2003 to January 1, 2004,

c.	2.5:1 for the period January 2, 2004 to January 1, 2005, and

d.	2:1 for the period January 2, 2005 to the full repayment date of the loans.
3.	Debt to EBITDA ratio should not exceed:
a.	3.5:1 for the period April 10, 2002 to January 1, 2004, and

b.	3:1 for the period January 2, 2004 to the full repayment date of the loans.
In 2005, the Company has breached a covenant in the loan agreements which stipulate that the Company will not make any loans or grant any credit to or for the benefit of any person which in aggregate exceed 3% of stockholders’ equity. On May 12, 2006, the Company obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceed 3% of stockholders’ equity. In 2006, the Company has complied with the above covenant.

As of June 21, 2007, the Company obtained a waiver letter from Citibank International plc pertaining to the waiver of the above providing loans facility covenant, which waiver letter is intended to be valid until the loans facility have been fully repaid. In 2008, the Company has complied with the above covenant.

2.	EKN-Backed Facility

On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (“Ericsson Indonesia”) (Note 48a.ii), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (“Original Lender” and “Agent”) and Citibank, Jakarta branch (“Arranger”) covering a total Facility of US$70.5 million, divided into several tranches. The agreement was subsequently amended on December 17, 2004, to reduce the total Facility to US$68.9 million.

The interest rate per annum on the Facility is determined based on Commercial Interest Reference Rate (CIRR) of 3.52% plus 0.5% per annum and is unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (July 31, 2003).

In addition to interest, Telkomsel was also charged an insurance premium for the guarantee given by EKN in favor of Telkomsel for each loan utilization, 15% of which was paid in cash. The remaining balance was settled through utilization of the facility.

No amounts were drawdown from the Facility in 2008. The principal outstanding as of June 30, 2008 amounted to US$2.0 million (equivalent to Rp.17,900 million) and on December 30, 2008, the loan was fully repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
d.	Citibank (continued)
3.	Medium term loan
(a)	On March 21, 2006, Telkomsel signed a medium term loan agreement with Citibank, Jakarta Branch for a facility of Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.75% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 and 2009 amounted to Rp.200,000 million and on March 28, 2009, the loan was fully repaid.

(b)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Citibank, Jakarta Branch of Rp.500,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.09% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 and 2009 amounted to Rp.500,000 million and Rp.300,000 million.
The following table summarizes the principal outstanding on the various long-term loans from Citibank as of June 30, 2008 and 2009:

		2008		2009
		Foreign		Foreign
		currencies	Rupiah	currencies	Rupiah
		(in millions)	equivalent	(in millions)	equivalent
HP Backbone loans	US$	2	19,333	—	—
EKN-Backed Facility	US$	2	17,900	—	—
Medium term loan	Rp.	—	700,000	—	300,000

Total			737,233		300,000
Current maturities			(437,233)		(200,000)

Long-term portion			300,000		100,000

e.	BNI
(i)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.300,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 and 2009 amounted to Rp.120,000 million and on March 28, 2009, the loan was fully repaid.

(ii)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BNI of Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 and 2009 amounted to Rp.300,000 million and Rp.100,000 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
e.	BNI (continued)
(iii)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with BNI of Rp.750,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 and 2009 amounted to Rp.600,000 million and Rp.300,000 million, respectively.

(iv)	On July 14, 2008, Telkomsel signed a medium-term facility loan agreements with BNI of Rp.2,000,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2009 amounted to Rp.1,600,000 million.
f.	Bank CIMB Niaga
(i)	On December 28, 2004, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.7,200 million comprising of Rp.5,000 million to finance the construction of plant (“Investment Facility”) with an interest rate of 13.5% per annum and Rp.2,200 million to finance certain purchases of machinery (“Specific Transaction Facility”) with an interest rate of 12% per annum. Through an amendment on December 1, 2005, the interest rate was subsequently increased to 17% per annum. The Investment Facility is payable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is payable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a total value of Rp.8,450 million (Note 11). On March 1, 2008, the Investment Facility loan was fully repaid. As of June 30, 2008 and 2009, principal outstanding under these facilities amounted to Rp.880 million and Rp.403 million, respectively.

On December 22, 2005, the loan agreement was amended to include a short-term credit facility of Rp.4,000 million with maturity date and interest rate of December 22, 2006 and 12.5% per annum, respectively. On June 13, 2006, the facility was combined with the revolving credit facility of Rp.800 million (Note 19b).

On June 13, 2006, Balebat also received an additional facility of Rp.2,500 million which consisted of a facility of Rp.2,000 million to finance the purchase of a printing machine and Rp.500 million to finance the purchase of operational vehicles with an interest rate of 16.5% per annum. These facilities will be due on October 30, 2011 and November 28, 2009, respectively. Both facilities are secured by Balebat’s property, plant and equipment located in West Java (Note 11). As of June 30, 2008, the outstanding loans of the facilities were Rp.1,095 million and Rp.nil, and on June 23, 2009, the loan was fully repaid.

(ii)	As discussed in Note 19b, on April 25, 2005, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.2,400 million which includes an investment credit facility of Rp.1,600 million with maturity date of October 25, 2009. The investment credit facility loan is payable in 48 unequal monthly installments beginning in November 2005 through October 2009. The investment credit facility bears interest at a rate equal to market rate plus 2% per annum. As of June 30, 2008 and 2009, the principal outstanding amounted to Rp.534 million and Rp.135 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
f.	Bank CIMB Niaga (continued)
(iii)	On May 29, 2006, Infomedia entered into a loan agreement with Bank CIMB Niaga for a facility of Rp.18,500 million, to finance its call center project with Telkomsel. The facility bears interest at 15.5% per annum and is secured by Infomedia’s receivables on the call center contract with Telkomsel amounted to Rp.23,125 million until the due date of the loan within 36 months from the withdrawal date (Note 6). As of June 30, 2008, the principal outstanding amounted to Rp.7,360 million and on June 19, 2009, the loan was fully repaid.

(iv)	In March 2007, GSD entered into a loan agreement (2nd special transaction loan agreement) with Bank CIMB Niaga for a total facility of Rp.20,000 million with an interest rate of 13% per annum. The facility is secured by a parcel of land and buildings of GSD (Note 11). The facility is payable in 8 years and the principal is payable in 33 quarterly installments and will be due in May 2015. As of June 30, 2008 and 2009, the principal outstanding amounted to Rp.19,400 million and Rp.18,400 million, respectively.

(v)	On November 23, 2007, GSD entered into a loan agreement (3rd special transaction loan agreement) with Bank CIMB Niaga for a total facility of Rp.8,000 million with an interest rate of 11% per annum. The facility is secured by a parcel of land and buildings of GSD (Note 11). The facility is payable in 5 years and the principal is payable in 60 monthly installments and will be due on November 23, 2012. As of June 30, 2008 and 2009, the principal outstanding amounted to Rp.7,069 million and Rp.5,473 million, respectively.
g.	Bank Bukopin

On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for various facilities in a maximum of Rp.5,300 million to finance the acquisition of a property. The loan is payable in 60 monthly installments and bears an interest rate of 15.75% per annum and 15.00% per annum as of June 30, 2008 and 2009. A portion of the facilities of Rp.4,200 million will mature in June 2010 and the remainder of Rp.1,100 million will mature in December 2010. The facilities are secured by certain Infomedia’s property, plant and equipment (Note 11).

h.	BRI
(i)	On June 15, 2007, Telkomsel entered into a medium-term loan agreement with BRI for a facility of Rp.400,000 million. The loan is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 and 2009 amounted to Rp.240,000 million and Rp.80,000 million, respectively.

(ii)	On October 24, 2007, Telkomsel signed a medium-term loan agreement with BRI of Rp.2,000,000 million. The loan is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. In 2008, the loan has been fully drawn-down. The principal outstanding as of June 30, 2008 and 2009 amounted to Rp.2,000,000 million and Rp.1,200,000 million, respectively.

(iii)	On July 28, 2008, Telkomsel entered a medium-term facility loan agreement with BRI of Rp.1,000,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. As of June 30, 2009, the principal outstanding amounted to Rp.800,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
i.	Bank Ekonomi
(i)	On December 7, 2006, Sigma entered into a facility loan agreement with Bank Ekonomi of Rp.14,000 million. The facility bears a floating interest rate from 9.50% per annum to 15.50% per annum and is payable in 63 monthly installments starting from September 12, 2007 and ending on December 12, 2012. As of June 30, 2008 and 2009, the principal outstanding amounted to Rp.12,420 million and Rp.10,255 million, respectively.

(ii)	On March 9, 2007, Sigma entered into a facility loan agreement with Bank Ekonomi of Rp.13,000 million. The facility bears a floating interest rate from 9.50% per annum to 15.50% per annum and is payable in 60 monthly installments starting from December 12, 2007 and ending on December 12, 2012. As of June 30, 2008 and 2009, the principal outstanding amounted to Rp.9,917 million and Rp.8,188 million, respectively.

(iii)	On September 10, 2008, Sigma entered into a facility loan agreement with Bank Ekonomi of Rp.33,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% and is payable in 78 monthly installments starting from March 11, 2009 and ending on March 11, 2015. As of June 30, 2009, the principal outstanding amounted to Rp.32,103 million.
These credit facilities are secured by a parcel of land and buildings of Sigma located in Surabaya (Note 11) and Sigma’s trade receivables (Note 6) and also includes certain restrictive covenants which require Sigma to obtain written consent from Bank Ekonomi prior to acting as guarantor for third party loan, mortgaging the land to other bank or third party, leasing the land to third party, withdrawing the facility exceeding the maximum facility limit, changing Sigma’s legal status, distributing or declaring dividend and paying shareholder’s receivables.

As of June 30, 2009, Sigma has complied with the above covenant.

j.	Syndication of banks
(i)	On July 29, 2008, the Company entered into a long-term loan agreements with syndication of BNI, BRI and Bank Jabar (syndication of banks) of Rp.2,400,000 million. This facility is payable in 8 equal semi-annual installments commencing 6 months after the end of the availability period. Bank BNI, acting as the facility agent, charged a floating interest rate of three-month JIBOR plus 1.2% per annum which becomes due quarterly in arrears and is unsecured. The loan will mature on July 28, 2013. As of June 30, 2009, the principal outstanding amounted to Rp.2,400,000 million.

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of June 30, 2009 as follows:
1.	Debt to equity ratio should not exceed 2:1.

2.	Debt service coverage ratio should exceed 125%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
j.	Syndication of banks
(ii)	On June 16, 2009, the Company entered into a long-term loan agreements with syndication of BNI and BRI (syndication of banks) of Rp.2,700,000 million. This facility is payable in 8 equal semi-annual installments commencing 6 months after the end of the availability period. Bank BNI, acting as the facility agent, charged a floating interest rate of three-month JIBOR plus 2.45% per annum which becomes due quarterly in arrears and is unsecured. The loan will mature on June 15, 2014. As of June 30, 2009, the principal outstanding amounted to Rp.2,200,000 million.

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of June 30, 2009 as follows:
1.	Debt to equity ratio should not exceed 2:1.

2.	Debt service coverage ratio should exceed 125%.
24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS

Deferred consideration represents the Company’s obligations to the Selling Stockholders of TII in respect of the Company’s acquisition of 100% of TII, MGTI in respect of the Company’s acquisition of KSO IV and BSI in respect of the Company’s acquisition of KSO VII, with details as follows:

	2008	2009
TII transaction
PT Aria Infotek	105,669	—
The Asian Infrastructure Fund	25,159	—
MediaOne International I B.V.	70,445	—
Less discount on promissory notes	(2,623)	—

	198,650	—

KSO IV transaction
MGTI	1,904,234	1,310,917
Less discount	(187,305)	(79,064)

	1,716,929	1,231,853

KSO VII transaction
BSI	1,357,803	831,576
Less discount	(226,512)	(87,428)

	1,131,291	744,148

Total	3,046,870	1,976,001
Current maturity — net of discount (Note 20a)	(1,199,481)	(1,202,958)

Long-term portion — net of discount (Note 20b)	1,847,389	773,043

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS (continued)
a.	TII transaction

The outstanding balance relating to the TII transaction represents non-interest bearing promissory notes which were included in the purchase consideration, and arose from the acquisition of the 100% outstanding common shares of TII (previously the Company’s KSO III partner) on July 31, 2003. These promissory notes have initial face value of US$109.1 million (equivalent to Rp.927,272 million). The promissory notes are payable in 10 equal semi-annual installments beginning July 31, 2004 and a present value at a discount rate of 5.16% at the closing date of US$92.7 million (equivalent to Rp.788,322 million).

As of June 30, 2008, the outstanding promissory notes, before unamortized discount, amounted to US$21.8 million (equivalent to Rp.201,273 million) and on January 30, 2009, the promissory notes was fully repaid

b.	KSO IV transaction

The outstanding balance relating to the KSO IV transaction arose from acquisition of KSO IV by the Company, based on amendment and restatement of KSO agreement entered into by the Company and MGTI on January 20, 2004. Based on the agreement, in consideration for the Company’s obtaining legal right to control the financial and operating decision of KSO IV, the Company has agreed to pay MGTI the total purchase price of approximately US$390.7 million (equivalent to Rp.3,285,362 million), which represents the present value of fixed monthly payments (totaling US$517.1 million), payable to MGTI beginning February 2004 through December 2010 at a discount rate of 8.3%, plus the direct cost of the business combination.

As of June 30, 2008 and 2009, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$206.4 million (equivalent to Rp.1,904,234 million) and US$128.3 million (equivalent to Rp.1,310,917 million), respectively.

c.	KSO VII transaction

The outstanding balance relating to the KSO VII transaction arose from acquisition of KSO VII by the Company, based on amendment and restatement of KSO agreement entered into by the Company and BSI on October 19, 2006. Based on the agreement, in consideration for the Company’s obtaining legal right to control the financial and operating decision of KSO VII, the Company has agreed to pay BSI the total purchase price of approximately Rp.1,770,925 million which represents the present value of fixed monthly payments (totaling Rp.2,359,230 million), payable to BSI beginning October 2006 through December 2010 at a discount rate of 15%, plus the direct cost of the business combination.

As of June 30, 2008 and 2009, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp.1,357,803 million and Rp.831,576 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.	MINORITY INTEREST

	2008*)	2009

Minority interest in net assets of subsidiaries:
Telkomsel	7,685,358	8,424,732
Infomedia	143,521	7,190
Metra	68,669	63,594

Total	7,897,548	8,495,516

*)	As restated (Note 53)

	2008	2009
Minority interest in net income (loss) of subsidiaries:
Telkomsel	2,221,987	2,161,935
Infomedia	32,937	36,702
Metra	3,658	4,030

Total	2,258,582	2,202,667

26.	CAPITAL STOCK

	2008
	Number of	Percentage	Total
Description	shares	of ownership	paid-up capital
Series A Dwiwarna share
Government	1	—	—
Series B share
Government	10,320,470,711	52.30	2,580,118
JPMCB US Resident (Norbax Inc.)	1,457,976,001	7.39	364,494
The Bank of New York Mellon Corporation (formerly The Bank of New York Company, Inc.)	1,971,057,496	9.99	492,764
Directors (Note 1b):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	5,984,181,459	30.32	1,496,046

Total	19,733,708,780	100.00	4,933,427
Treasury stock (Note 28)	426,290,500	—	106,573

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.	CAPITAL STOCK (continued)

	2009
	Number of	Percentage	Total
Description	shares	of ownership	paid-up capital
Series A Dwiwarna share
Government	1	—	—
Series B share
Government	10,320,470,711	52.47	2,580,118
JPMCB US Resident (Norbax Inc.)	1,061,678,100	5.40	265,420
Directors (Note 1b):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	8,287,252,856	42.13	2,071,813

Total	19,669,424,780	100.00	4,917,356
Treasury stock (Note 28)	490,574,500	—	122,644

Total	20,159,999,280	100.00	5,040,000

The Company only issued 1 Series A Dwiwarna Share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Board of Commissioners and Directors and to amend the Company’s Articles of Association.

Series B shares give the same and equal rights to all the Series B stockholders.

27.	ADDITIONAL PAID-IN CAPITAL

	2008	2009
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 Series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

28.	TREASURY STOCK

Based on the resolution at the EGM of Stockholders of the Company on December 21, 2005, the stockholders authorized the phase I plan to repurchase the Company’s issued and outstanding Series B shares. The proposal for a stock repurchase program are under the following terms and conditions: (i) maximum stock repurchase would be 5% of the Company’s issued Series B shares with the total cost not to exceed Rp.5,250,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (December 21, 2005 to June 20, 2007).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

28.	TREASURY STOCK (continued)

Based on the resolution at the AGM of Stockholders of the Company on June 29, 2007, the stockholders authorized the discontinuance of the phase I plan to repurchase the Series B shares and authorized the phase II plan to repurchase the Company’s issued and outstanding Series B shares. The proposal was to undertake a stock repurchase program with the following terms and conditions: (i) maximum stock repurchase would be 215,000,000 of the Company’s issued Series B shares with total cost not to exceed Rp.2,000,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (June 29, 2007 to December 28, 2008).

Based on the resolution at the AGM of Stockholders or the Company on June 20, 2008, the stockholders authorized the discontinuance of the phase II plan to repurchase the Series B shares and authorized the phase III plan to repurchase the Company’s issued and outstanding Series B shares. The proposal was to undertake a stock repurchase program with the following terms and conditions: (i) maximum stock repurchase would be 339,443,313 of the Company’s issued Series B shares with total cost not to exceed Rp.3,000,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (June 20, 2008 to December 20, 2009).

On October 13, 2008, based on BAPEPAM-LK Regulation No. XI.B.3 Attachment to the Decision of the Chairman of BAPEPAM-LK No. Kep-401/BL/2008 dated October 9, 2008 concerning the Stock Repurchase of Stock Issued by the Public Company on Potential Crisis Market Condition, the Company has released a full disclosure statement to the public in relation to the Company’s plan to conduct a stock repurchase program of the Company’s stock which has been issued and listed in IDX up to 20% of its paid up capital with total cost not to exceed Rp.3,000,000 million which will be conduct gradually within the acquisition period that would not be longer than 3 months (October 13, 2008 to January 12, 2009).

As of June 30, 2008 and 2009, the Company has repurchased 426,290,500 and 490,574,500 shares of the Company’s issued and outstanding Series B shares, respectively, representing 2.11% and 2.43% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp.3,798,701 million and Rp.4,264,162 million up to June 30, 2008 and 2009, respectively, (including broker’s commissions and custodian fees).

The Company has planned to retain, sell or use the treasury stock for other purposes in accordance with BAPEPAM-LK Regulation No. XI.B.2 and under Law No. 40/2007 on Limited Liability Companies.

The movement of shares held in treasury arising from the programs for repurchase of shares is as follows:

	2008		2009
	Number		Number
	of shares	Rp.	of shares	Rp.
Balance beginning	244,740,500	2,176,611	490,574,500	4,264,073
Number of shares acquired/addition	181,550,000	1,622,090	—	89

Balance ending	426,290,500	3,798,701	490,574,500	4,264,162

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

28.	TREASURY STOCK (continued)

For the period from January 1 to June 30, 2009, the Company did not repurchase any treasury shares, hence the historical unit cost of repurchase of treasury shares for the six months period ended June 30, 2008 and 2009 is as follows:

	Rp.
	2008	2009
Weighted average	8,934	—
Minimum	7,504	—
Maximum	10,155	—
The acquisition cost per share has included the broker’s commissions. Up to the consolidated balance sheet date, none of the shares acquired were sold.

As of July 29, 2009, the Company had repurchased 490,574,500 shares equivalent to 2.43% of the issued and outstanding Series B shares, for a repurchase price of Rp.4,264,178 million, including broker and custodian fees (Note 1c).

29.	DIFFERENCE IN VALUE ARISING FROM RESTRUCTURING TRANSACTIONS AND OTHER TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

The balance of this account amounting to Rp.360,000 million arose from the early termination of the Company’s exclusive rights to provide local and domestic fixed line telecommunication services. As discussed in Note 1a, on December 15, 2005, the Company signed an Agreement on Implementation of Compensation for Termination of Exclusive Rights with the State MoCI — DGPT, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp.478,000 million, net of tax, to the Company over a five-year period where Rp.90,000 million shall be paid from the 2005 State budget, Rp.90,000 million from the 2006 State budget and the remaining Rp.298,000 million shall be paid gradually or in one lump-sum payment based on the State’s financial ability. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunications infrastructure. As of June 30, 2008 and 2009, the development of the related infrastructures amounted to Rp.190,997 million and Rp.416,773 million, respectively.

As of June 30, 2008 and 2009, the Company has received an aggregate of Rp.270,000 million and Rp.360,000 million, respectively, in relation to the compensation for the early termination of exclusivity rights, being Rp.90,000 million each paid on December 30, 2005, December 28, 2006, December 13, 2007 and November 12, 2008, respectively. The Company recorded these amounts in “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the Stockholders’ Equity section. These amounts are recorded as a component of Stockholders’ Equity because the Government is the majority and controlling stockholder of the Company. The Company will record the remaining amount of Rp.118,000 million when received.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

30.	TELEPHONE REVENUES

	2008	2009
Fixed lines
Local and SLJJ	3,299,598	2,233,900
Monthly subscription charges	1,839,933	1,835,449
Installation charges	58,335	58,570
Phone cards	4,788	3,524
Others	58,032	133,208

Total	5,260,686	4,264,651

Cellular
Usage charges	11,569,584	11,772,303
Monthly subscription charges	179,673	932,504
Features	319,993	705,938
Connection fee charges	107,318	114,885

Total	12,176,568	13,525,630

Total Telephone Revenues	17,437,254	17,790,281

31.	INTERCONNECTION REVENUES

	2008	2009
Revenues	5,864,545	5,321,975
Expenses	(1,463,002)	(1,468,893)

Total — Net	4,401,543	3,853,082

Based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006, the implementation of cost-based interconnection tariff is applicable beginning January 1, 2007 (Note 47).

Refer to Note 44 for details of related party transactions.

32.	DATA, INTERNET AND INFORMATION TECHNOLOGY REVENUES

	2008	2009
Short Messaging Services (“SMS”)	5,139,420	5,421,169
Internet	986,722	1,510,895
Data communication and information technology services	1,224,205	889,122
VoIP	69,832	91,142
e-Business	13,499	18,660

Total	7,433,678	7,930,988

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

33.	NETWORK REVENUES

	2008	2009
Leased lines	299,495	373,139
Satellite transponder lease	165,711	156,577

Total	465,206	529,716

Refer to Note 44 for details of related party transactions.

34.	REVENUE-SHARING ARRANGEMENTS (“RSA”) REVENUES

	2008	2009
RSA revenues	74,041	11,718
Amortization of unearned income (Note 12)	110,738	70,893

Total	184,779	82,611

35.	PERSONNEL EXPENSES

	2008	2009
Salaries and related benefits	1,444,948	1,490,112
Vacation pay, incentives and other benefits	1,341,399	1,267,724
Employees’ income tax	488,149	367,699
Net periodic pension costs (Notes 41a)	353,734	264,024
Net periodic post-retirement health care benefits costs (Note 43)	450,660	165,652
Housing	136,902	104,093
Other post-retirement cost (Note 41b)	41,785	40,734
LSA and LSA termination costs (Note 42)	9,955	13,711
Other employees’ benefits (Note 41c)	7,083	7,364
Medical	4,089	4,385
Others	15,138	45,226

Total	4,293,842	3,770,724

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

36.	OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

	2008	2009
Operations and maintenance	2,893,076	3,170,277
Radio frequency usage charges (Note 48c.v)	1,088,792	1,148,652
Concession fees and Universal Service Obligation (“USO”) charges	527,346	539,720
Cost of handset, phone, SIM and RUIM cards	332,272	569,858
Electricity, gas and water	236,067	306,394
Leased lines and CPE	165,898	226,894
Insurance	182,469	159,205
Vehicles rental and supporting facilities	102,822	129,083
Cost of IT services	54,367	94,982
Travelling	25,520	29,024
Others	35,172	75,570

Total	5,643,801	6,449,659

Refer to Note 44 for details of related party transactions.
37.	GENERAL AND ADMINISTRATIVE EXPENSES

	2008	2009
Amortization of goodwill and other intangible assets (Note 14)	595,092	627,222
Collection expenses	289,583	337,464
Provision for doubtful accounts and inventory obsolescence (Notes 6d and 7)	318,530	308,862
Security and screening	127,537	132,177
Travelling	114,385	113,050
Training, education and recruitment	105,919	93,520
General and social contribution	37,092	88,433
Professional fees	48,289	43,837
Vehicles rental	40,165	34,149
Meetings	42,611	33,781
Stationery and printing	29,782	27,009
Research and development	4,049	2,838
Others	14,819	31,977

Total	1,767,853	1,874,319

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION
a.	Claim for tax refund

	2008	2009
Subsidiaries
Corporate income tax	—	5,484
Income tax — including interest
Article 21 — Individual income tax	—	388
Article 23 — Withholding tax on services delivery	72,751	—
Article 26 — Withholding tax on non-resident income tax	7,934	—
Value Added Tax (“VAT”) — including interest	327,326	216,672

	408,011	222,544

b.	Prepaid taxes

	2008	2009
The Company
Corporate income tax	—	255,168

	—	255,168

Subsidiaries
Corporate income tax	66,032	533,765
VAT	4,712	17,411
Income tax Article 23 - Services delivery	25,840	3,556

	96,584	554,732

	96,584	809,900

c.	Taxes payable

	2008	2009
The Company
Income taxes
Article 4 (2) — Final tax	—	9,529
Article 21 — Individual income tax	83,464	99,561
Article 22 — Withholding tax on goods delivery and imported	6,814	2,550
Article 23 — Withholding tax on services delivery	16,331	7,232
Article 25 — Installment of corporate income tax	5,800	6,069
Article 26 — Withholding tax on non-resident income tax	330	1,305
Article 29 — Underpayment of corporate income tax	460,587	23,203
VAT	265,425	249,270

	838,751	398,719

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)
c.	Taxes payable (continued)

	2008	2009
Subsidiaries
Income taxes
Article 4 (2) — Final tax	3,891	15,390
Article 21 — Individual income tax	38,165	25,303
Article 22 — Withholding tax on goods delivery and imported	1	2
Article 23 — Withholding tax on services delivery	28,318	15,932
Article 25 — Installment of corporate income tax	423,190	318,230
Article 26 — Withholding tax on non-resident income tax	35,185	22,681
Article 29 — Underpayment of corporate income tax	203,565	320,930
VAT	75,335	86,016

	807,650	804,484

	1,646,401	1,203,203

d.	The components of income tax expense (benefit) are as follows:

	2008	2009
Current
The Company	1,156,935	529,622
Subsidiaries	2,705,382	2,273,272

	3,862,317	2,802,894

Deferred
The Company	(76,563)	326,335
Subsidiaries	153,628	162,242

	77,065	488,577

	3,939,382	3,291,471

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)
e.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax in Indonesia).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2008	2009
Consolidated income before tax	12,495,574	11,537,951
Add back consolidation eliminations	4,219,054	3,999,469

Consolidated income before tax and eliminations	16,714,628	15,537,420
Less: income before tax of the subsidiaries	(9,336,646)	(8,612,429)

Income before tax attributable to the Company	7,377,982	6,924,991
Less: income subject to final tax	(343,443)	(364,963)

	7,034,539	6,560,028

Tax calculated at progressive rates	2,110,344	1,508,806
Non-taxable income	(1,265,299)	(913,394)
Non-deductible expenses	192,704	153,677
Deferred tax liabilities that cannot be utilized — net	1,577	69,906

Corporate income tax expense	1,039,326	818,995
Final income tax expense	41,046	36,962

Total income tax expense of the Company	1,080,372	855,957
Income tax expense of the subsidiaries	2,859,010	2,435,514

Total consolidated income tax expense	3,939,382	3,291,471

The reconciliation between income before tax attributable to the Company and the estimated taxable income for the six months period ended June 30, 2008 and 2009, are as follows:

	2008	2009
Income before tax attributable to the Company	7,377,982	6,924,991
Less: income subject to final tax	(343,443)	(364,963)

	7,034,539	6,560,028

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)
e.	(continued)

	2008	2009
Temporary differences:
Amortization of intangible assets	491,980	491,656
Depreciation of property, plant and equipment	263,545	(49,987)
Allowance for doubtful accounts	258,417	232,989
Accrued employees’ benefits	162,626	(926,580)
Depreciation of property, plant and equipment under RSA	55,658	44,376
Finance leases	(953)	(15,442)
Allowance for inventory obsolescence	4,112	5,721
Amortization of land rights	(1,813)	(1,994)
Gain on sale of property, plant and equipment	(7,282)	(3,547)
Amortization of unearned income on RSA	(98,622)	(60,888)
Trade receivable written-off	(174,854)	—
Net periodic pension and other post-retirement benefits costs	(161,296)	(199,559)
LSA	27,861	—
Payments of deferred consideration for business combinations	(437,081)	(600,184)
Loss on purchase commitments	(55,659)	(67,311)
Other provisions	(66,173)	35,840

Total temporary differences	260,466	(1,114,910)

Permanent differences:
Net periodic post-retirement health care benefits costs	445,463	165,652
Amortization of discounts on promissory notes	6,172	520
Equity in net income of associates and subsidiaries	(4,217,664)	(3,971,279)
Others	190,712	501,991

Total permanent differences	(3,575,317)	(3,303,116)

Taxable income	3,719,689	2,142,001

Current corporate income tax expense	1,115,889	492,660
Final income tax expense	41,046	36,962

Total current income tax expense of the Company	1,156,935	529,622
Current income tax expense of the subsidiaries	2,705,382	2,273,272

Total current income tax expense	3,862,317	2,802,894

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)
f.	Tax assessment
(i)	Company

In 2006, the Company received an underpayment tax assessment letter (“Surat Ketetapan Pajak Kurang Bayar” or “SKPKB”) from the Tax Office confirming an underpayment of its corporate income tax for fiscal year 2004 amounting to Rp.4,363 million. The underpayment was paid in August 2006.

(ii)	Telkomsel

In 2007, Telkomsel was assessed by the Tax Authorities for underpayments of withholding taxes, VAT and corporate income tax including penalty covering the fiscal years 2004 and 2005 totaling Rp.478 billion. The underpayments were settled through netting off withholding tax paid in 2006 of Rp.25 billion and cash payments of Rp.453 billion. On January 3, 2008, Telkomsel filed an objection for underpayment of withholding taxes and VAT including a penalty totaling Rp.408 billion. The difference between the assessed and objected amounts of Rp.70 billion was charged to the 2007 consolidated statements of income.

Subsequently, on December 31, 2008, the Tax Authorities accepted Rp.141 billion of the objection. Telkomsel recognized such amount and interest of Rp.39 billion as claims for tax refund as of December 31, 2008. On February 23, 2009, Telkomsel filed an appeal to the Tax Court for the rejected objection on VAT of Rp.215 billion. Telkomsel believes that such amount will be refundable, hence, it was recognized as a claim for tax refund as of December 31, 2008. The remainder of the rejected amount of Rp.52 billion was charged to the 2008 consolidated statements of income. The Tax Authorities might raise similar issues for transactions that occurred in subsequent fiscal years.

On October 2, 2007, Telkomsel filed an appeal to the Tax Court for the Tax Authorities’ rejection over the Telkomsel’s objection on SKPKB of withholding taxes article 23 and 26 for the fiscal year 2002 of Rp.21 billion. The amount of Rp.21 billion which was previously recorded as claims for tax refund was charged to the 2007 consolidated statement of income.

Based on the Tax Court’s decision in December 2008, Telkomsel’s appeal has been accepted and an amount of Rp.115 billion with an interest of Rp.52 billion, net of underpayments of various taxes, was received in February 2009.

On February 25, 2009, Tax Authorities filed a judicial review in Indonesian SC, on the Tax Court’s decision to accept Telkomsel’s appeal for a refund of Rp.115 billion. Telkomsel believes that the decision has properly been made. Accordingly, on April 3, 2009, Telkomsel filed a contra appeal to the SC. As of the issuance date of the consolidated financial statements, no decision has been reached on the judicial review.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION

		(Charged)
		credited to the
		consolidated
	December 31,	to statements	Acquisitions	June 30,
	2007	of income	of Sigma	2008*)
The Company
Deferred tax assets:
Deferred consideration for business combinations	1,010,035	(147,822)	—	862,213
Allowance for doubtful accounts	306,329	25,684	—	332,013
Net periodic pension and other post-retirement benefits costs	375,994	(35,678)	—	340,316
Accrued expenses	76,686	(24,527)	—	52,159
Accrued for employees’ benefits	172,071	48,788	—	220,859
Finance leases	40,057	(3,168)	—	36,889
Allowance for inventory obsolescence	15,891	1,172	—	17,063

Total deferred tax assets	1,997,063	(135,551)	—	1,861,512

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,848,201)	101,338	—	(1,746,863)
Land rights	(4,592)	(544)	—	(5,136)
RSA	(59,859)	(10,965)	—	(70,824)
Intangible assets	(909,005)	122,285	—	(786,720)

Total deferred tax liabilities	(2,821,657)	212,114	—	(2,609,543)

Deferred tax liabilities of the Company — net	(824,594)	76,563	—	(748,031)
Deferred tax liabilities of the subsidiaries — net	(2,209,506)	(153,628)	(54,636)	(2,417,770)

Total deferred tax liabilities — net	(3,034,100)	(77,065)	(54,636)	(3,165,801)

		(Charged)
		credited to the
		consolidated
	December 31,	statements	June 30,
	2008	of income	2009
The Company
Deferred tax assets:
Deferred consideration for business combinations	698,048	(186,899)	511,149
Allowance for doubtful accounts	259,195	68,155	327,350
Net periodic pension and other post-retirement benefits costs	275,741	(55,878)	219,863
Accrued expenses	31,877	6,204	38,081
Early termination expenses	220,698	(220,698)	—
Accrued for employees’ benefits	93,035	(38,745)	54,290
Finance leases	22,034	(4,324)	17,710
Allowance for inventory obsolescence	16,201	1,603	17,804

Total deferred tax assets	1,616,829	(430,582)	1,186,247

*)	As restated (Note 53)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)
g.	Deferred tax assets and liabilities (continued)

		(Charged)
		credited to the
		consolidated
	December 31,	statements	June 30,
	2008	of income	2009
Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,570,559)	(28,235)	(1,598,794)
Land rights	(4,922)	(557)	(5,479)
RSA	(57,869)	(4,625)	(62,494)
Intangible assets	(573,918)	137,664	(436,254)

Total deferred tax liabilities	(2,207,268)	104,247	(2,103,021)

Deferred tax liabilities of the Company — net	(590,439)	(326,335)	(916,774)
Deferred tax liabilities of the subsidiaries — net	(2,314,434)	(162,242)	(2,476,676)

Total deferred tax liabilities — net	(2,904,873)	(488,577)	(3,393,450)

Realization of the deferred tax assets is dependent upon future profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than that estimates.

Telkomsel’s claims for overpayment of corporate income tax for fiscal years 2004 and 2005 due to recalculation of depreciation of property, plant and equipment in 2006 for tax purposes amounting to Rp.338 billion were rejected by the Tax Authorities, hence, it was reversed with a corresponding deduction to the deferred tax liability. The rejection of recalculation resulted to a recognition of overpayment of corporate income tax for 2006 of Rp.12.5 billion presented as part of prepaid taxes.

h.	Administration

Under the taxation laws of Indonesia, the Company and each subsidiary submit tax return on the basis of self assessment. The Directorate General of Tax (“DGT”) may assess or amend taxes within ten years of the time the tax becomes due, or until end of 2013, whichever is earlier. There are new rules applicable to fiscal year 2008 and subsequent years stipulating that the DGT may assess or amend taxes within five years of the time the tax becomes due.

On September 23, 2008, the President of the Republic Indonesia and MoJHR has signed and enacted the Tax Law No. 36/2008 concerning the Fourth Amendment of the Tax Law No. 7/1983 of Income Taxes. This regulation stipulates that corporate tax rate will be a flat rate of 28% in 2009 (previously calculated using progressive tax rates range from 10% to 30%), and 25% in 2010. As of December 31, 2008, the Company and its subsidiaries measured the effect of the enacted tax rate of 28% and 25% in calculating its deferred tax assets and liabilities depending on the timing of realization of its estimates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)
h.	Administration (continued)

Other than tariff changes, the Tax Law No. 36/2008 also stipulates a reduction of 5% from the top rate applies for qualifying companies listed and traded its stock in the IDX which meet the prescribed criteria that the stocks owned by the public are 40% or more of the total fully paid and traded stocks in IDX, and such stocks are owned by at least 300 parties, each party owning less than 5% of the total paid-up stocks. These requirements should be fulfilled by the publicly-listed companies for a period of six months in one tax year. Therefore, the calculation of income tax expenses and liabilities for the financial reporting period of June 30, 2009 purposes, the Company uses tax rate after considering the decrease in tax rates. For fiscal year 2008, the Company has met all of the required criteria, thereby the Company is entitled the tax rate reduction incentive and it has been implemented for the calculation of corporate income tax.

The Company has been audited by the Tax Office up to the fiscal year of 2004, excluding fiscal year 2003, Telkomsel up to fiscal year 2005 excluding fiscal year 2003, GSD up to fiscal year 2002 and 2007, Infomedia up to fiscal year 2003, and PIN for fiscal year 2007. Currently, Telkomsel is being audited by the Tax Office for the fiscal year 2006 and 2008.

In 2008, Tax Authorities issued a sunset policy program in form of an opportunity to the tax payer to make revision in the prior years underpaid Annual Tax Returns Form (“Surat Pemberitahuan Tahunan” or “SPT Tahunan”), which will be granted for free tax administration sanction and will be no assessment in the related fiscal year, unless the Tax Authorities find new evidence to perform the assessment and investigation. The Company and Telkomsel have utilized sunset policy program through SPT revision. The Company settled the tax underpayments for fiscal years 2003, 2005 and 2006 amounting to Rp.1.9 billion, Rp.2.8 billion and Rp.2.4 billion, respectively, and Telkomsel for fiscal year 2003 amounting to Rp.1.9 billion. In addition, the Company received a certificate of tax investigation exemption from DGT for fiscal year 2007.
39.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 19,814,432,934 and 19,748,574,254 for six months period ended June 30, 2008 and 2009, respectively.

Basic earning per share amounting to Rp.317.83 and Rp.306.04 for the six months period ended June 30, 2008 and 2009, respectively.

The Company does not have potentially dilutive ordinary shares.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

40.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 41 dated June 20, 2008 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2007 amounting to Rp.7,071,360 million or Rp.357.87 per share (of which Rp.965,398 million or Rp.48.45 per share was distributed as interim cash dividend in November 2007), the distribution of special cash dividends amounting to Rp.1,928,553 million and the appropriation of Rp.3,857,106 million for general reserves.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 215 dated June 12, 2009 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2008 amounting to Rp.5,840,708 million or Rp.296.94 per share and the appropriation of Rp.4,778,761 million for general reserves.

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS

	2008	2009
Accrued pension and other post-retirement benefits costs
Pension
The Company	909,018	552,085
Telkomsel	95,080	86,492

Accrued pension costs	1,004,098	638,577
Other post-retirement benefits	222,922	234,943
Obligation under Labor Law	59,552	70,140

Accrued pension and other post-retirement benefits costs	1,286,572	943,660

Prepaid pension benefits costs	398	256

Net periodic pension costs
The Company	322,539	236,674
Telkomsel	31,010	27,347
Infomedia	185	3

Net periodic pension costs (Note 35)	353,734	264,024

Other post-retirement cost (Note 35)	41,785	40,734

Other employees’ benefits (Note 35)	7,083	7,364

a.	Pension
1.	The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

The defined benefit pension plan is provided to employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s and subsidiaries’ contributions to the pension fund for the six months period ended June 30, 2008 and 2009 amounted to Rp.444,531 million and Rp.444,531 million, respectively.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on certain percentage of the participants’ salaries and amounted to Rp.1,282 million and Rp.1,852 million for the six months period ended June 30, 2008 and 2009, respectively.

The following table presents the change in projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of June 30, 2008 and 2009, for its defined benefit pension plan:

	2008	2009
Change in projected benefits obligation
Projected benefits obligation at beginning of year	10,727,812	9,516,975
Service costs	141,067	112,370
Interest costs	538,484	557,787
Plan participants’ contributions	22,083	22,356
Actuarial (gains) losses	390,346	(1,084,134)
Expected benefits paid	(222,642)	(220,534)

Projected benefits obligation at end of period	11,597,150	8,904,820

Change in plan assets
Fair value of plan assets at beginning of year	9,034,392	8,713,418
Expected return on plan assets	465,418	515,415
Employer’s contributions	444,531	444,531
Plan participants’ contributions	22,083	22,356
Actuarial gains	319,760	822,991
Expected benefits paid	(205,904)	(202,616)

Fair value of plan assets at end of period	10,080,280	10,316,095

Funded status	(1,516,870)	1,411,275
Unrecognized prior service costs	1,529,092	1,387,059
Unrecognized net actuarial gain	(921,240)	(3,350,419)

Accrued pension benefit cost	(909,018)	(552,085)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

In 2007, the Company provides pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.698,583 million, which is amortized over 9.9 years until 2016.

The actual return on plan assets was Rp.1,407,261 million for the six months period ended June 30, 2009.

The movement of the accrued pension benefits costs during the six months period ended June 30, 2008 and 2009, is as follows:

	2008	2009
Accrued pension benefits costs at beginning of year	1,054,097	775,657
Net periodic pension cost less amounts charged to KSO Units and subsidiaries	322,539	236,674
Amount charged to KSO Units and subsidiaries under contractual agreements	—	367
Employer’s contributions	(444,531)	(444,531)
Benefits paid by the Company	(23,087)	(16,082)

Accrued pension benefits costs at end of period	909,018	552,085

As of June 30, 2009, plan assets consisted mainly of Indonesian Government bonds and corporate bonds. As of June 30, 2009, plan assets included Series B shares issued by the Company with fair value totaling Rp.308,999 million represents 3.00% of total assets of Dapen as of June 30, 2009.

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Note 41b) was performed based on the measurement date as of December 31, 2007 and 2008, with reports dated March 31, 2008 and March 31, 2009, respectively, by PT Watson Wyatt Purbajaga (“WWP”), an independent actuary in association with Watson Wyatt Worldwide (“WWW”). The principal actuarial assumptions used by the independent actuary as of December 31, 2007 and 2008, are as follows:

	2007	2008
Discount rate	10.25%	12%
Expected long-term return on plan assets	10%	11.5%
Rate of compensation increases	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

The components of net periodic pension costs are as follows:

	2008	2009
Service costs	141,067	112,370
Interest costs	538,484	557,787
Expected return on plan assets	(465,418)	(515,415)
Amortization of prior service costs	110,660	110,660
Recognized actuarial gain	(2,254)	(28,361)

Net periodic pension costs	322,539	237,041
Amount charged to KSO Units and subsidiaries under contractual agreements	—	(367)

Total net periodic pension costs less amounts charged to KSO Units and subsidiaries (Note 35)	322,539	236,674

2.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

The following table reconciles the unfunded status of the plans with the amounts included in the consolidated balance sheets as of June 30, 2008 and 2009:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
2.	Telkomsel (continued)

	2008	2009
Projected benefits obligation	(325,283)	(318,340)
Fair value of plan assets	107,480	162,373

Unfunded status	(217,803)	(155,967)
Unrecognized items in the consolidated balance sheet:
Unrecognized prior service costs	(814)	(751)
Unrecognized net actuarial losses	121,797	68,664
Unrecognized net obligation at the date of initial application of PSAK 24	1,740	1,562

Accrued pension benefits costs	(95,080)	(86,492)

The components of the net periodic pension costs are as follows:

	2008	2009
Service costs	18,647	16,974
Interest costs	15,287	17,042
Expected return on plan assets	(5,634)	(7,728)
Amortization of past service costs	(31)	(32)
Recognized actuarial losses	2,652	1,002
Amortization of net obligation at the date of initial application of PSAK 24	89	89

Net periodic pension costs (Note 35)	31,010	27,347

The net periodic pension cost for the pension plan was calculated based on the measurement date as of December 31, 2007 and 2008, with reports dated March 25, 2008 and February 12, 2009, respectively, by WWP, an independent actuary in association with WWW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2007 and 2008 for each of the year, are as follows:

	2007	2008
Discount rate	10.5%	12%
Expected long-term return on plan assets	10.5%	12%
Rate of compensation increases	8%	9%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
3.	Infomedia

Infomedia provides a defined benefit pension plan to its employees. The reconciliation of the funded status of the plan with the net amount recognized in the consolidated balance sheets as of June 30, 2008 and 2009, are as follows:

	2008	2009
Projected benefits obligation	(5,873)	(5,655)
Fair value of plan assets	6,271	5,911

Funded status	398	256

Prepaid pension benefits costs	398	256

The net periodic pension costs of Infomedia amounted to Rp.185 million and Rp.3 million for the six months period ended June 30, 2008 and 2009, respectively (Note 35).
b.	Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or “BFPT”) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or “BPP”). In 2006, these benefits presented as part of LSA.

The movement of the other post-retirement benefits for the six months period ended June 30, 2008 and 2009, are as follows:

	2008	2009
Accrued other post-retirement benefits costs at beginning of year	195,061	210,345
Other post-retirement benefits costs	41,785	40,734
Other post-retirement benefits paid	(13,924)	(16,136)

Total accrued other post-retirement benefits costs at end of period after early retirement benefits	222,922	234,943

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
b.	Other post-retirement benefits (continued)

The components of the net periodic other post-retirement benefits costs for the six months period ended June 30, 2008 and 2009, are as follows:

	2008	2009
Service costs	11,313	10,865
Interest costs	20,967	23,080
Amortization of past service costs	3,413	3,414
Recognized actuarial losses	6,092	3,375

Total net periodic other post-retirement benefits costs less amounts charged to KSO Units (Note 35)	41,785	40,734

c.	Obligation under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefits, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of June 30, 2008 and 2009 amounted to Rp.59,552 million and Rp.70,140 million, respectively. The related employees’ benefits cost charged to expense amounted to Rp.7,083 million and Rp.7,364 million for the six months period ended June 30, 2008 and 2009, respectively (Note 35).
42.	LONG SERVICE AWARDS (“LSA”)
Telkomsel

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL (Note 48c.i). LSA are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who met the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp.79,655 million and Rp.114,215 million as of June 30, 2008 and 2009, respectively (Note 44). The related benefits cost charged to expense amounted to Rp.9,955 million and Rp.13,711 million for the six months period ended June 30, 2008 and 2009, respectively (Note 35).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

43.	POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom.

The following table presents the change in the projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of June 30, 2008 and 2009:

	2008	2009

Change in projected benefits obligation
Projected benefits obligation at beginning of year	8,925,612	5,855,224
Service costs	71,991	36,004
Interest costs	451,749	343,384
Actuarial gains	800,974	(1,947,936)
Expected post-retirement health care paid	(110,998)	(132,168)

Projected benefits obligation at end of period	10,139,328	4,154,508

Change in plan assets
Fair value of plan assets at beginning of year	3,376,172	4,018,693
Expected return on plan assets	169,433	205,189
Employer’s contributions	500,000	500,138
Actuarial (losses) gains	84,268	386,195
Expected post-retirement health care paid	(110,998)	(132,168)

Fair value of plan assets at end of period	4,018,875	4,978,047

Funded status	(6,120,453)	823,539
Unrecognized net actuarial (gains) losses	3,400,870	(3,059,911)

Accrued post-retirement health care benefits costs	(2,719,583)	(2,236,372)

The actual return on plan assets was Rp.168,672 million for the six months period ended June 30, 2009.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

43.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The components of net periodic post-retirement health care benefits cost are as follows:

	2008	2009
Service costs	71,991	36,004
Interest costs	451,749	343,384
Expected return on plan assets	(171,683)	(205,189)
Recognized actuarial losses	98,603	(8,409)

Net periodic post-retirement benefits costs	450,660	165,790
Amounts charged to KSO Units and subsidiaries under contractual agreements	—	(138)

Total net periodic post-retirement health care benefits costs less amounts charged to KSO Units and subsidiaries (Note 35)	450,660	165,652

As of June 30, 2009, plan assets included the Company’s Series B shares with total fair value of Rp.66,116 million.

The movements of the accrued post-retirement health care benefits costs for the six months period ended June 30, 2008 and 2009, are as follows:

	2008	2009
Accrued post-retirement health care benefits costs at beginning of year	2,768,923	2,570,720
Net periodic post-retirement health care benefits costs less amounts charged to KSO Units and subsidiaries (Note 35)	450,660	165,652
Amounts charged to KSO Units and subsidiaries under contractual agreements	—	138
Employer’s contributions	(500,000)	(500,138)

Accrued post-retirement health care benefits costs at end of period	2,719,583	2,236,372

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2007 and 2008, with reports dated March 31, 2008 and March 31, 2009, respectively, by WWP, an independent actuary in association with WWW. The principal actuarial assumptions used by the independent actuary as of December 31, 2007 and 2008, are as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

43.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

	2007	2008
Discount rate	10.25%	12%
Expected long-term return on plan assets	9%	9.25%
Health care costs trend rate assumed for next year	14%	12%
Ultimate health care costs trend rate	8%	8%

Year that the rate reaches the ultimate trend rate	2011	2011

44.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.

The following are significant agreements/transactions with related parties:
a.	Government
i.	The Company obtained two-step loans from the Government, the Company’s majority stockholder (Note 21).

Interest expense for two-step loans amounted to Rp.36,833 million and Rp.147,581 million for the six months period ended June 30, 2008 and 2009, respectively. Interest expense for two-step loans represent 6.42% and 15.7% of the total interest expense for each period.

ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications and Information (formerly Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp.302,079 million and Rp.155,540 million for the six months period ended June 30, 2008 and 2009, respectively (Note 36), representing 1.7% and 0.8%, respectively, of the total operating expenses for each period. Radio frequency usage charges amounted to Rp.1,088,792 million and Rp.1,148,741 million for the six months period ended June 30, 2008 and 2009, respectively (Note 36), representing 6.1% and 6.0% of the total operating expenses for each period.

Telkomsel paid an up-front fee for the 3G license amounting to Rp.436,000 million and recognized as intangible asset (Note 14iii).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS
a.	Government
iii.	Starting 2005, the Company and its subsidiaries pay USO charges to the Ministry of Communications and Information of the Republic of Indonesia pursuant to MoCI Regulation No.15/Per/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp.225,267 million and Rp.384,180 million for the six months period ended June 30, 2008 and 2009, respectively (Note 36), representing 1.3% and 2.0% of the total operating expenses for each period.
b.	Commissioners and Directors remuneration
i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of their Board of Commissioners. The total of such benefits amounted to Rp.29,222 million and Rp.27,390 million for the six months period ended June 30, 2008 and 2009, respectively, representing 0.2% and 0.1% of the total operating expenses for each period.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of their Board of Directors. The total of such benefits amounted to Rp.78,416 million and Rp.73,895 million for the six months period ended June 30, 2008 and 2009, respectively, representing 0.4% of the total operating expenses for each period.
c.	Indosat

The Company considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one Director and one Commissioner of Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The principal matters covered by the agreement are as follows:
i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, Package Switched Data Network (PSDN), television, teleprinter, Alternate Voice/Data Telecommunications (AVD), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the MoC.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s cellular network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network and allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record. On August 28, 2008, the Company and Indosat agreed to implement IDD service charge tariff, the tariff already taken into account the compensation of its billing and collection. The agreement is valid and effective starting on April to December 2008. The Company and Indosat performed evaluation for determining the IDD service charge tariff which will be effective in 2009.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 47). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:
i.	Telkomsel’s GSM mobile cellular telecommunications network is interconnected with PT Indosat’s international gateway exchanges to facilitate outgoing and incoming international calls.

ii.	Telkomsel’s and Indosat’s GSM mobile cellular telecommunications networks are interconnected to allow cross-network communications among their subscribers.

iii.	In exchange for these interconnections, Indosat is entitled to a certain amount as compensation.

iv.	Interconnection equipment installed by one of the parties in another party’s premises remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.
The Company and its subsidiaries were earned net interconnection income from Indosat of Rp.14,348 million and Rp.34,803 million for the six months period ended June 30, 2008 and 2009, respectively, representing 0.05% and 0.11% of the total operating revenues for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)

Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp.11,481 million and Rp.7,921 million for the six months period ended June 30, 2008 and 2009, respectively, representing 0.06% and 0.04% of the total operating expenses for each period.

Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”)
On October 10, 1996, Telkomsel, Lintasarta, PT Satelit Palapa Indonesia (“Satelindo”) and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction costs. Operating and maintenance costs are shared based on agreed formula.

Telkomsel’s share in operating and maintenance costs amounted to Rp.187 million and Rp.1,015 million for the six months period ended June 30, 2008 and 2009, respectively.

ii.	IRU Agreement
On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA-ME-WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an IRU for certain capacity of the link starting from September 21, 2000 until September 20, 2015 for an up-front payment of US$2.7 million (Note 13). In addition to the up-front payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.
In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43,023 million to the Company for the 30 years right. Satelindo paid Rp.17,210 million in 1994 while the remaining balance Rp.25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan” or “HPL”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59,860 million as lease expense up to 2024. As of June 30, 2008 and 2009, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media, Lintasarta and PT Sistelindo Mitralintas. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenues earned from these transactions amounted to Rp.82,997 million and Rp.74,023 million for the six months period ended June 30, 2008 and 2009, respectively, representing 0.3% and 0.2% of the total operating revenues for each period.

Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.9,929 million and Rp.12,981 million for the six months period ended June 30, 2008 and 2009, respectively, representing less than 0.1% of total operating revenues for each period.

Telkomsel has an agreement with Lintasarta (valid until October 31, 2010) and PT Artajasa Pembayaran Elektronis (“Artajasa”) (valid until May 2008) (a 39.8% owned subsidiary of Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.17,476 million and Rp.17,612 million for the six months period ended June 30, 2008 and 2009, respectively, representing 0.1% of the total operating expenses for each period.
d.	Others

Transactions with all BUMN are considered as related parties transactions:
(i)	The Company provides telecommunication services to substantially all Government Agencies in Indonesia which transactions are treated as that of third parties customers.

(ii)	The Company has entered into agreements with Government Agencies and associated companies, namely CSM, Patrakom and PSN for the utilization of the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.51,298 million and Rp.74,389 million for the six months period ended June 30, 2008 and 2009, respectively, representing 0.2% of the total operating revenues for each period.

(iii)	The Company provides leased lines to associated companies, namely CSM, Patrakom, PSN and Gratika. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenues earned from these transactions amounted to Rp.30,292 million and Rp.22,350 million for the six months period ended June 30, 2008 and 2009, respectively, representing 0.1% of the total operating revenues for each period.

(iv)	The Company purchases property, plant and equipment including construction and installation services from a number of related parties. These related parties include, among others, PT Industri Telekomunikasi Indonesia (“INTI”) and Kopegtel. Purchases made from these related parties amounted to Rp.208,585 million and Rp.92,460 million for the three months period ended June 30, 2008 and 2009, respectively, representing 2.7% and 1.8% of the total fixed assets purchased in each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)
d.	Others (continued)
(v)	INTI is also a major contractor and supplier of equipment, including construction and installation services of Telkomsel. Purchases from INTI for the six months period ended June 30, 2008 and 2009 amounted to Rp.18,385 million and Rp.54,134 million, respectively, representing 0.2% and 1.1% of the total fixed assets purchased in each period.

(vi)	Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The agreement was extended until March 13, 2011. The lease charges amounted to Rp.66,686 million and Rp.110,851 million for the six months period ended June 30, 2008 and 2009, respectively, representing 0.4% and 0.6% of the total operating expenses for each period.

(vii)	The Company and its subsidiaries insured their property, plant and equipment against property losses, inventories and employees’ social security from Jasindo, PT Asuransi Tenaga Kerja and Jiwasraya, state-owned insurance companies. Insurance premiums amounted to Rp.168,122 million and Rp.158,378 million for the six months period ended June 30, 2008 and 2009, respectively, representing 0.9% and 0.8% of the total operating expenses for each period.

(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of these banks are appointed as collecting agents for the Company. Total placements in the form of current accounts, time deposits and mutual funds in state-owned banks amounted to Rp.7,281,950 million and Rp.6,361,118 million as of June 30, 2008 and 2009, respectively, representing 8.5% and 6.7% of the total assets. Interest income recognized for the six months period ended June 30, 2008 and 2009 amounted to Rp.115,380 million and Rp.97,189 million, representing 35.0% and 42.0% of the total interest income for each period.

(ix)	The Company and its subsidiaries obtained loans from state-owned banks. Interest expense on these loans for the six months period ended June 30, 2008 and 2009 amounted to Rp.236,468 million and Rp.489,355 million, respectively, representing 41.2% and 52.2% of the total interest expense for each period.

(x)	The Company leases buildings, leases vehicles, purchases materials and construction services, and utilizes maintenance and cleaning services of Kopegtel and PT Sandhy Putra Makmur (“SPM”), a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp.177,610 million and Rp.178,726 million for the six months period ended June 30, 2008 and 2009, respectively, representing 1.0% and 0.9% of the total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)
d.	Others (continued)
(xi)	The Company and its subsidiaries incurred interconnection expenses from PSN, with a total of Rp.1,279 million and Rp.104 million for the six months period ended June 30, 2008 and 2009, respectively, representing 0.004% and less than 0.001% of the total operating expenses for each period.

(xii)	The Company has RSA with Kopegtel. Kopegtel’s share in revenues from these arrangements amounted to Rp.7,237 million and Rp.3,132 million for the six months period ended June 30, 2008 and 2009, respectively, representing 0.02% and 0.01% of the total operating revenues for each period.

(xiii)	Telkomsel has operating lease agreements with Patrakom and CSM for the use of their transmission link for 3 years, subject to extension. Lease charges amounted to Rp.72,927 million and Rp.122,606 million for the six months period ended June 30, 2008 and 2009, respectively, representing 0.4% and 0.6% of the total operating expenses for each period.

(xiv)	Koperasi Pegawai Telkomsel (“Kisel”) is a cooperation that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp.244,657 million and Rp.312,575 million for the six months period ended June 30, 2008 and 2009, respectively, representing 1.4% and 1.6% of the total operating expenses for each period. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp.976,003 million and Rp.1,049,839 million for the six months period ended June 30, 2008 and 2009, respectively, representing 3.2%, and 3.4% of the total operating revenues for each period.

(xv)	The Company has seconded a number of its employees to related parties to assist them in operating their businesses. In addition, the Company provides to certain of its related parties, the right to use its buildings free of charge.

(xvi)	Telkomsel has procurement agreements with Gratika, a subsidiary of Dapen, for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp.31,084 million and Rp.38,248 million for the period six months period ended June 30, 2008 and 2009, respectively; representing 0.4% and 0.8% of the total acquisition of fixed assets for each period; and for maintenance of equipment amounted to Rp.23,139 million and Rp.17,864 million for the six months period ended June 30, 2008 and 2009, respectively, representing 0.1 of the total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)

Presented below are balances of accounts with related parties:

		2008		2009
			% to		% to
		Amount	total assets	Amount	total assets
a.	Cash and cash equivalents (Note 5)	6,942,449	8.08	5,901,113	6.27

b.	Temporary investments	182,685	0.21	280,933	0.30

c.	Trade receivables — net (Note 6)	536,235	0.62	779,849	0.83

d.	Other receivables
	State-owned banks (interest)	28,417	0.03	—	—
	Patrakom	4,713	0.01	4,727	—
	Kopegtel	3,826	—	3,827	—
	Government Agencies	2,304	—	2,258	—
	Other	404	—	376	—

	Total	39,664	0.04	11,188	—

e.	Prepaid expenses (Note 8)	603,071	0.70	1,420,257	1.51

f.	Other current assets (Note 9)
	Bank Mandiri	21,244	0.02	10,673	—
	BNI	—	—	13,544	0.01

	Total	21,244	0.02	24,217	0.01

g.	Advances and other non-current assets (Note 13)
	BNI	565	—	104,163	0.11
	Bank Mandiri	91,524	0.11	1,251	—
	Kisel	1,098	—	1,088	—
	Perusahaan Umum Percetakan Uang Republik Indonesia (Peruri)	813	—	813	—
	BRI	—	—	347	—

	Total	94,000	0.11	107,662	0.11

h.	Escrow accounts (Note 15)	41,571	0.05	47,194	0.05

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)

		2008		2009
			% to total		% to total
		Amount	liabilities	Amount	liabilities

i.	Trade payables (Note 16)
	Government Agencies	1,098,802	2.31	1,236,119	2.06
	Kopegtel	89,888	0.19	68,400	0.11
	SPM	12,302	0.03	14,148	0.02
	INTI	28,006	0.06	9,539	0.02
	Indosat	—	—	4,997	0.01
	Yakes	59,093	0.12	4,394	0.01
	Gratika	6,128	0.01	3,932	0.01
	CSM	—	—	1,012	0.00
	PSN	4,573	0.01	—
	Jasindo	5,093	0.01	—	—
	Others	94,804	0.20	708,561	1.18

	Total	1,398,689	2.94	2,051,102	3.42

j.	Accrued expenses (Note 17)
	Employees	1,266,626	2.66	638,521	1.06
	Government Agencies and state-owned banks	68,866	0.14	80,088	0.13
	PT Jaminan Sosial Tenaga Kerja (Persero) (Jamsostek)	21,025	0.04	25,403	0.04
	Jasindo	93	—	—	—

	Total	1,356,610	2.84	744,012	1.23

k.	Two-step loans (Note 21)	3,970,696	8.33	3,916,502	6.52

l.	Pension and other post-retirement benefits (Note 41)	1,286,572	2.70	943,660	1.57

m.	Accrued LSA (Note 42)	79,655	0.17	114,215	0.19

n.	Accrued post-retirement health care benefits (Note 43)	2,719,583	5.71	2,236,372	3.72

o.	Long-term bank loans (Note 23)
	BNI	1,020,000	2.14	4,400,000	7.33
	BRI	2,240,000	4.70	3,580,000	5.96
	Bank Mandiri	1,540,000	3.23	1,880,000	3.13

	Total	4,800,000	10.07	9,860,000	16.42

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	SEGMENT INFORMATION

The Company and its subsidiaries have three main business segments operating in Indonesia namely: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, SLJJ and international telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Others”, comprising of telephone directories and building management businesses. Goodwill is allocated to fixed wireline segment.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

	2008
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated

Segment results
External operating revenues	10,001,964	1,638,808	18,329,311	240,995	30,211,078	—	30,211,078
Inter-segment operating revenues	661,836	(34,538)	298,523	141,865	1,067,686	(1,067,686)	—

Total segment revenues	10,663,800	1,604,270	18,627,834	382,860	31,278,764	(1,067,686)	30,211,078

External operating expenses	(8,388,163)	(618,979)	(8,442,962)	(293,013)	(17,743,117)	—	(17,743,117)
Inter-segment operating expenses	(169,532)	—	(960,765)	(18,969)	(1,149,266)	1,149,266	—

Segment expenses	(8,557,695)	(618,979)	(9,403,727)	(311,982)	(18,892,383)	1,149,266	(17,743,117)

Segment results	2,106,105	985,291	9,224,107	70,878	12,386,381	81,580	12,467,961

Interest expense							(573,805)
Interest income							330,873
Loss on foreign exchange — net							35,776
Other income — net							236,159
Income tax expense							(3,939,382)
Equity in net income of associated companies							(1,390)

Income before minority interest							8,556,192
Unallocated minority interest							(2,258,582)

Net income							6,297,610

Other information
Segment assets	36,010,086	7,890,983	50,694,415	715,963	95,311,447	(9,519,046)	85,792,401
Investments in associates	1,331,159	—	(1,193,357)	—	137,802	—	137,802

Total consolidated assets							85,930,203

Total consolidated liabilities	(26,559,879)	(1,507,788)	(28,754,375)	(343,434)	(57,165,476)	9,519,046	(47,646,430)
Capital expenditures	(1,396,838)	(210,369)	(6,234,077)	(19,661)	(7,860,945)	—	(7,860,945)

Depreciation and amortization	(1,745,128)	(176,165)	(3,225,909)	(26,331)	(5,173,533)	15,995	(5,157,538)

Amortization of goodwill and other intangible assets	(571,735)	—	(23,357)	—	(571,735)	—	(571,735)

Other non-cash expenses	(290,582)		(27,931)	(17)	(318,530)	—	(318,530)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	SEGMENT INFORMATION (continued)

	2009
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	9,520,152	1,578,962	19,329,655	243,963	30,672,732	—	30,672,732
Inter-segment operating revenues	1,189,662	38,226	53,474	140,531	1,421,893	(1,421,893)	—

Total segment revenues	10,709,814	1,617,188	19,383,129	384,494	32,094,625	(1,421,893)	30,672,732

External operating expenses	(8,039,938)	(1,195,771)	(9,506,652)	(353,274)	(19,095,635)	—	(19,095,635)
Inter-segment operating expenses	(380,896)	—	(1,139,033)	(18,721)	(1,538,650)	1,538,650	—

Segment expenses	(8,420,834)	(1,195,771)	(10,645,685)	(371,995)	(20,634,285)	1,538,650	(19,095,635)

Segment results	2,288,980	421,417	8,737,444	12,499	11,460,340	116,757	11,577,097

Interest expense							(938,093)
Interest income							231,265
Gain on foreign exchange — net							550,454
Other income — net							120,197
Income tax expense							(3,291,471)
Equity in net income of associated companies							(2,969)

Income before minority interest							8,246,480
Unallocated minority interest							(2,202,667)

Net income							6,043,813

Other information
Segment assets	38,645,706	7,532,598	55,174,456	698,542	102,051,302	(8,046,153)	94,005,149
Investments in associates	145,228	—	20,359	—	165,587	—	165,587

Total consolidated assets							94,170,736

Total consolidated liabilities	(26,038,302)	(2,161,824)	(31,121,700)	(287,794)	(59,609,620)	8,045,132	(51,564,488)
Capital expenditures	(1,993,735)	(637,260)	(5,460,209)	(19,945)	(8,111,149)	—	(8,111,149)
Depreciation and amortization	(1,747,825)	(292,206)	(3,989,970)	(28,251)	(6,058,252)	—	(6,058,252)

Amortization of goodwill and other intangible assets	(572,729)	—	(54,462)	(31)	(627,222)	—	(627,222)

Other non-cash expenses	(264,241)	—	(42,663)	(1,958)	(308,862)	—	(308,862)

46.	REVENUE-SHARING ARRANGEMENTS (“RSA”)

The Company has entered into agreements with several investors under RSA to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of June 30, 2009, the Company has 34 RSA with 29 investors. The RSA are located mainly in Pekanbaru, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 48 to 120 months.

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing periods. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each the RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.	RSA

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

The net book value of the property, plant and equipment under RSA which have been transferred to property, plant and equipment of the Company amounted to Rp.17,945 million and Rp.39,563 million as of June 30, 2008 and 2009, respectively (Note 12).

The investors’ share of revenues amounted to Rp.158,022 million and Rp.82,573 million for the six months period ended June 30, 2008 and 2009, respectively.
47.	TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36/1999 and Government Regulation No. 52/2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunications services, at price cap formula set by the Government.
a.	Fixed line telephone tariffs

The Government has issued new adjustment tariff formula which is stipulated in the MoCI Decree No. 15/Per/M.KOMINFO/4/2008 dated April 30, 2008 concerning Procedure for Tariff Calculation for Basic Telephone Service which connected through fixed line network.

Under the Decree, tariff structure for basic telephone service which is connected through fixed line network consists of the following:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee
Based on the Decree, the Company adjusted the tariffs effective August 1, 2008 as follows:
•	Local charges decreased by range from 2.5% to increase by 8.9%, depending on service usage and customer’s segment

•	SLJJ charges decreased by an average range from 36.9% to increased by an average of 13.7%, depending on service usage and customer’s segment

•	SMS charges decreased by an average range from 42.8% to 49.7%, depending on service usage and customer’s segment
b.	Mobile cellular telephone tariffs

Under Decree No. 12/Per/M.KOMINFO/02/2006 dated February 28, 2006 of the MoCI the cellular tariffs consist of the following:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
b.	Mobile cellular telephone tariffs (continued)

The tariffs are determined based on certain formula with a “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee) while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

The implementation of the new tariff for a dominant operator has to be approved by the Government. A dominant operator is an operator that has operating revenues equal to or more than 25% of total Industry revenue for a certain segment.

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 “Mechanism to Determine Tariff of Telecommunication Services which Connected Through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree of No. 12/PER/M.KOMINFO/02/2006.

Under Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008 of the MoCI the cellular tariffs consist of the following:
•	Basic services tariff

•	Roaming tariff

•	Multimedia tariff,
with the following structure:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee.
The tariffs are determined based on certain formula consisting of:
•	Network element cost;

•	Retail service activity cost plus margin.
The network element cost is determined using Long Run Incremental Cost (LRIC) Bottom up Method. The operators are allowed to apply de-average basic telephone service usage cost and bundling tariffs, maximum equal to tariff determined using the above formula.
c.	Interconnection tariffs

The MoC issued Decree No. 32/2004, dated March 11, 2004 stated that cost-based interconnection fees shall be applicable beginning January 1, 2005, of which subsequently postponed until January 1, 2007 based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006 dated February 8, 2006. On December 28, 2006, the Company and all network operators signed amendments to their interconnection agreements for fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/Per/M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)

Based on Director General of Post and Telecommunications Decree No. 205/2008 dated April 11, 2008, valid for one year period, about Agreement to RIO of the telecommunication network operator with operating revenue of 25% or more from the total revenue of all telecommunication operators in the service segmentation, shall be as follows:
(a)	Fixed line
1.	Local termination from local fixed line service tariff is Rp.73/minute.

2.	Local termination from domestic fixed line (local call) service tariff is Rp.73/minute.

3.	Local termination from domestic fixed line (long distance call) service tariff is Rp.203/minute.

4.	Long distance termination from domestic fixed line service tariff is Rp.560/minute.

5.	Local termination from cellular mobile network service tariff is Rp.203/minute.

6.	Local termination from satellite mobile network service tariff is Rp.204/minute.

7.	Long distance termination from cellular mobile network service tariff is Rp.626/minute.

8.	Long distance termination from satellite mobile network service tariff is Rp.613/minute.

9.	Domestic termination from international network service tariff is Rp.612/minute.

10.	International origination from domestic fixed line to fixed international network service provider tariff is Rp.612/minute.

11.	Local origination service for long distance call from domestic fixed line to SLJJ service provider tariff is Rp.203/minute

12.	Local transit service tariff is Rp.69/minute.

13.	Long distance transit service tariff is Rp.295/minute.

14.	International transit service tariff is Rp.316/minute.
(b)	Cellular
1.	Local termination from fixed line service tariff is Rp.261/minute.

2.	Long distance termination from fixed line service tariff is Rp.380/minute.

3.	Local termination from cellular mobile network service tariff is Rp.261/minute.

4.	Long distance termination from cellular mobile network service tariff is Rp.493/minute.

5.	Local termination from satellite network service tariff is Rp.261/minute.

6.	Long distance termination from satellite network service tariff is Rp.501/minute.

7.	Local termination from SLJJ service provider tariff is Rp.261/minute.

8.	Long distance termination from SLJJ service provider tariff is Rp.380/minute.

9.	International termination from IDD service provider tariff is Rp.498/minute.

10.	Local origination to SLJJ service provider tariff is Rp.261/minute.

11.	Long distance origination to SLJJ service provider tariff is Rp.380/minute.

12.	International origination to IDD service provider tariff is Rp.498/minute.
On March 2, 2009, 12 operators and PT Pratama Jaringan Nusantara (“PJN”) entered into an agreement for operating Telecommunicating Traffic Clearing System (“Sistem Kliring Trafik Telekomunikasi” or “SKTT”) that appointed PJN to conduct voice interconnect clearing process.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
d.	VoIP interconnection tariff

Previously, the MoC Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. Currently, the MoCI has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at agreed fixed amount per minute.
e.	Network lease tariff

The Government regulated the form, type and tariff structure and tariff formula for services of network lease through MoCI Decree No. 03/Per/M.KOMINFO/1/2007 dated January 26, 2007. Pursuant to the MoCI Decree, the Government released Director General of Post and Telecommunication Decision Letter No. 115/Dirjen/2008 dated March 24, 2008 which stated the agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal. The minimum tariff for activation fee is Rp.2,400,000. The tariff for monthly usage for local (under 25 km) vary starting from Rp.1,750,000 up to Rp.88,650,000, depending on the speed and the tariff for monthly usage for long distance (over 25 km) starting from Rp.5,600,000 up to Rp.3,893,100,000 depending on the speed.
f.	Public phone kiosk (“warung telekomunikasi” or “wartel”) tariff

The MoC issued Decree No. KM. 46/2002 dated August 7, 2002 regarding the operation of phone kiosks as replaced by the MoCI Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006, which provided the Company the entitlement to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenues.
g.	Tariff for other services

The tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services. On April 1, 2009, the Company reduced its internet tariff by an average of 20% depending on subscription packages

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
h.	USO

The MoCI issued Regulation No. 15/Per/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on Government’s Decree No. 7/2009 dated January 16, 2009, the contribution is changed to 1.25% gross revenues, net of bad debts and/or interconnection charges and/or connection charges. On January 16, 2009 and January 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp.1.66 trilion, covering all Indonesian territory except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in 2,390 MHz-2,400 MHz.

On February 18, 2009 and March 16, 2009, based on Decrees No. 62/KEP/M.KOMINFO/02/09 dated February 18, 2009 and No. 88/KEP/M.KOMINFO/03/2009 dated March 16, 2009 of the Ministry of Communication and Information Technology, the Ministry granted Telkomsel principle licenses to operate fixed-line network under USO program which provision is subject to an operation acceptance test within six months. The license is extendable for three months based upon evaluation of the DGPT.

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 which was amended by MoCI Decree No. 38/Per/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/Per/M.KOMINFO/11/2006 dated November 30, 2006.
48.	COMMITMENTS
a.	Capital expenditures

As of June 30, 2009, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	foreign currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	3,724,955
U.S. Dollars	663	6,770,332
Euro	11	159,442

Total		10,654,729

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)
a.	Capital expenditures (continued)

The above balance includes the following significant agreements:
(i)	Company

Outstanding
purchase
Contracting	Date of	Significant provisions of		commitment as of
parties	agreement	the agreement	Total contract value	June 30, 2009

Company and ZTE Consortium	September 16, 2005	Procurement and installation agreement for Speedy Access Batch 1 in Divre II	US$5.05 million and Rp.315,569 million	US$1.2 million and Rp.145,389 million

Company and Huawei		Procurement and installation agreements for NSS, BSS and PDN FWA CDMA System Expansion Project in:

	January 6, 2006	a. Divre I (Sumatra) and IV (Central Java and Daerah Istimewa Yogyakarta)	US$58.9 million and Rp.249,840 million	US$22.1 million and Rp.99,790 million

	December 8, 2006	b. Divre II (Jakarta)	US$42.7 million and Rp.210,049 million	US$11.5 million and Rp.63,218 million

	December 8, 2006	c. Divre III (West Java and Banten)	US$20.4 million and Rp.113,262 million	US$5.6 million and Rp.28,983 million

Company and Samsung Consortium		Procurement and installation agreements for NSS, BSS and PDN FWA CDMA System Expansion Project in:

	October 13, 2006	a. Divre V (East Java)	US$90.5 million and Rp.159,237 million	US$23.7 million and Rp.41,503 million

	July 10, 2007	b. Divre VII (Bali-Nusa Tenggara	US$6.5 million and Rp.18,578 million	US$2.9 million and Rp.9,441 million

Company and ZTE Consortium		Procurement and installation agreement for Expansion of NSS, BSS and PDN System in:

	November 28, 2006	a. Divre VI (Kalimantan)	US$21.7 million and Rp.57,168 million	US$10.7 million and Rp.41,557 million

	July 10, 2007	b. Divre VII (Sulawesi, Maluku and Papua)	US$16.7 million and Rp.26,018 million	US$3.9 million and Rp.12,326 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
Contracting	Date of	Significant provisions of		commitment as of
parties	agreement	the agreement	Total contract value	June 30, 2009

Company and Huawei	September 28, 2007	a. Procurement and installation agreement for Speedy Access Batch 2	US$24.3 million and Rp.121,593 million	US$0.7 million and Rp.77,587 million

	September 28, 2007	b. Procurement and installation agreement for Speedy Access Batch 3	US$19.3 million and Rp.130,966 million	US$0.5 million and Rp.62,783 million

Company and PT ZTE Indonesia (“ZTE”)	December 18, 2007	Procurement and installation agreement for Speedy Divre VII (Sulawesi, Maluku and Papua)	Rp.104,174 million	Rp.39,218 million

Company and Huawei	March 31, 2008	Procurement and installation agreement for Metro Ethernet Batch 3 in Divre V	Rp.108,575 million	Rp.42,525 million

Company and PT Horison Komunikasi	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 6 Divre V	Rp.63,350 million	Rp.53,334 million

Company and G-Pas Consortium	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 8 Divre VII	Rp.111,263 million	Rp.38,957 million

Company and PT Konsorsium Jembo-Karteksi-Tridayasa	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 9 Netre Sumbagut Area	Rp.156,097 million	Rp.78,174 million

Company and PT Telekomindo Primakarya	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 11 Netre Sumbagsel	Rp.120,739 million	Rp.68,796 million

Company and PT Brimbun Raya Indah (“Brimbun”)	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic Batch 12 Netre, Jakarta and West Java	Rp.134,988 million	Rp.60,597 million

Company and INTI	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 13 Netre, Central Java and East Java	Rp.70,980 million	Rp.16,681 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
Contracting	Date of	Significant provisions of		commitment as of
parties	agreement	the agreement	Total contract value	June 30, 2009

Company and PT Lintas Teknologi Indonesia	September 26, 2008	Procurement and installation agreement for Inside Plan Backbone Kalimantan-Sulawesi	Rp.88,132 million	Rp.4,367 million

Company and PT Sansaine Exindo	October 15, 2008	Procurement agreement for TENOSS Batch 4 FWN Domain	Rp.97,248 million	Rp.80,086 million

Company and PT Datacraft Indonesia	December 4, 2008	Procurement and installation agreement for Tera Router 2008 in Divre I, Divre II and Divre V	Rp.94,925 million	Rp.5,558 million

Company and PT Nokia Siemens Networks	December 5, 2008	Procurement and installation agreement for Softswitch and modernization of MSAN Divre V and trial location of Bali and Timika	Rp.78,100 million	Rp.78,100 million

Company and NSW — Fujitsu Consortium	December 30, 2008	Procurement and installation agreement for Capacity Ring JaKa2LaDeMa Project	US$115.4 million	US$115.4 million

Company and ISS Reshetnev (Russia)	March 3, 2009	Procurement agreement for Telkom-3 Satellite	US$179.4 million	US$170.2 million

Company and APT Satellite Company Limited	March 23, 2009	142E Degree Orbital Position Cooperation Agreement	US$18.5 million	US$13.3 million

Company and Sansaine Huawei Consortium	May 27, 2009	a. Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 3	US$3.6 million and Rp.56,054 million	US$3.6 million and Rp.56,054 million

	June 15, 2009	b. Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 1	US$3 million and Rp.40,497 million	US$3 million and Rp.40,497 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(ii)	Telkomsel

The Telkomsel’s agreements with Motorola, Inc. and PT Motorola Indonesia, Ericsson AB and Ericsson Indonesia, Nokia Corporation and PT Nokia Network (“Nokia Network”) and Siemens AG since August 2004, relate to the maintenance and procurement of equipment and related services, involving:
•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
The agreements contain list of charges to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the rollout period upon the issue of PO.

The agreements are valid and effective as of the execution date by the respective parties for a period of three years, provided that the suppliers are able to meet the requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with prior written notice.

In accordance with the agreements, the parties also agreed that the charges specified in the price list would apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the effective date, except for those acquired from Siemens under TSA relating to equipment and maintenance of Telkomsel’s Switching Sub System (“SSS”) and BSS that were acquired between July 1, 2004 and the effective date. Prices are subject to quarterly reviews.

In August 2007, due to the expiration of the above agreements, based on letters from Ericsson AB and Ericsson Indonesia and Nokia Siemens Networks (which currently represents Nokia Corporation, Nokia Network and Siemens AG), those companies agreed to:
•	extend the above agreements until new agreements were made between Telkomsel and these other companies, and

•	prior to the effective date of new agreements, retroactively apply prices under the new agreements (retroactive price adjustment) to PO for the procurement of BSS equipment and services issued by Telkomsel after July 1, 2007 using the previous price list (Note 11d.v).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(ii)	Telkomsel (continued)

Subsequently, on April 17, 2008, Telkomsel, Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Network Oy and Nokia Siemens Network GmbH & Co. KG signed Combined 2G and 3G CS Core Network Rollout Agreements. The Agreements are valid until the later of:
•	three years after the effective date (April 17, 2008, except for certain POs issued in August 2007 which commenced on August 15, 2007), or

•	the date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the three years period.
For the purpose of providing telecommunication services with 3G, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and Nokia Networks, Ericsson AB and Ericsson Indonesia, and Siemens Networks GmbH & Co. KG for network construction (Rollout Agreement) and Nokia Networks, Ericsson Indonesia and Siemens Networks GmbH & Co. KG for network operations and maintenance (Managed Operations Agreement and Technical Support Agreement). The agreements are valid and effective as of the execution date by the respective parties (the effective date) until the later of December 31, 2008 or the date on which the last PO terminates under the agreements or expires in respect of any PO issued prior to December 31, 2008, providing that the suppliers are able to meet the requirements set out in each PO. Based on letters from Telkomsel, the Managed Operation Agreements with those companies were terminated as of March 31, 2008.

On April 17, 2008, Telkomsel, Ericsson Indonesia, PT Nokia Siemens Networks also entered into Technical Service Agreements for technical support of Combined 2G and 3G CS Core Network. The agreements commence:
•	in respect of the August 2007 Project only, on the date that transition-out services have been completed in accordance with the 3G Managed Operations Agreement;

•	in all other respects, on the Effective Date;

and continues until the later of:

•	the date which is three years after the Effective Date; and

•	the date on which the last PO under this Agreement terminates or expires in respect of any PO issued prior to the expiry of the 3 years period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(ii)	Telkomsel (continued)

In July and August 2008, Telkomsel entered into 2G BSS and 3G UTRAN Network Trial Agreements (NTA) with PT Alcatel-Lucent Indonesia, ZTE and PT Huawei Tech Investment (“Huawei Tech”) (“Trial Participants”). Subsequently, in September 2008, the agreements with ZTE and Huawei Tech were amended. Such agreements contain, among others:
•	The provision by Trial Participants of the design, supply, delivery, installation, integration and commissioning of 2G GSM BSS and 3G UMTS radio access network and technical support for such subsystem and networks on a trial basis for a period up to nine months.

•	At Telkomsel’s election, the Trial Participants must transfer ownership to Telkomsel of those 2G GSM BSS and 3G UMTS radio access networks elements (excluding software).
On March 3, 2009 and March 13, 2009, Telkomsel, Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Indonesia, Nokia Siemens Network Oy, Huawei Internstional Pte.Ltd. and PT Huawei Tech Investment entered into 2G BSS and 3G UTRAN Rollout Agreements for the provision of 2G GSM BSS and 3G UMTS Radio Access Network.

During the terms, the vendors (excluding Huawei International Pte. Ltd. and PT Huawei Tech Investment) agreed to provide vouchers, free of charge equipment and other commercial incentives to Telkomsel. Part of the vouchers totaling US$107.05 million, provided by the vendors as an adjustment to prices stated in PO issued since July 1, 2007 (Note 11d.v).
b.	Borrowings and other credit facilities
(i)	Telkomsel has a US$3 million bond and bank guarantee, standby letter of credit facility and foreign exchange facility with SCB, Jakarta. The facilities expire in July 31, 2009. Under these facilities, as of June 30, 2009, Telkomsel has issued a bank guarantee of Rp.20,000 million (equivalent to US$1.96 million) for a 3G performance bond (Note 48c.ii). Borrowings under the facilities bear interest at Singapore Interbank Offered Rate (“SIBOR”) plus 1.25% per annum (US$). As of June 30, 2008 and 2009, there were no outstanding loans under these facilities.

(ii)	Telkomsel has not provided any collateral for its bank borrowings, or other credit facilities, except time deposits (Notes 9 and 47h). The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include inter alia, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facilities. The terms of the relevant agreements also contain default and cross default clauses. Telkomsel’s management is not aware of any breaches of the terms of these agreements and does not foresee any such breaches occurring in the future.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)
c.	Others
(i)	Employee benefits

On May 26, 2008, Telkomsel and its Labour Union (“Serikat Pekerja Telkomsel”) signed a collective labour agreement (“Perjanjian Kerja Bersama” or “PKB”) which is valid until May 25, 2010. The agreement replaced the old agreement which expired on March 23, 2008. Based on the agreement, Telkomsel shall provide LSL to its employees (Note 42).

(ii)	3G license

With reference to the Decision Letter No. 07/Per/M.KOMINFO/2/2006 of the MoCI, as one of the successful bidders (Notes 1d and 2j), Telkomsel amongst other commitments, is required to:
1.	Pay annual BHP fee which is determined based on a certain formula over license term (10 years). The BHP for the third and fourth year were paid in March 2008 and 2009, respectively. The commitments as of June 30, 2009 arising from the BHP up to the expiry period of the license using the formula set forth in the Decision Letter are as follows:

Radio frequency
Year	BI rates (%)	Index (multiplier)	usage tariff

1	—	—	20% x HL
2	R1	I1 = (1 + R1)	40% x I1 x HL
3	R2	I2 = I1(1 + R2)	60% x I2 x HL
4	R3	I3 = I2(1 + R3)	100% x I3 x HL
5	R4	I4 = I3(1 + R4)	130% x I4 x HL
6	R5	I5 = I4(1 + R5)	130% x I5 x HL
7	R6	I6 = I5(1 + R6)	130% x I6 x HL
8	R7	I7 = I6(1 + R7)	130% x I7 x HL
9	R8	I8 = I7(1 + R8)	130% x I8 x HL
10	R9	I9 = I8(1 + R9)	130% x I9 x HL

Notes :
Ri	= average BI rate from previous year
Auction Price (“Harga Lelang” or HL)	= Rp.160,000 million
Index	= adjustment to the bidding price for respective period
The BHP is payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPT.

2.	Provide roaming access for the existing 3G operators.

3.	Contribute to USO development.

4.	Construct a 3G network which covers at least the following provinces:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)
c.	Others (continued)
(ii)	3G license (continued)
4.	(continued)

Minimum number
Year	of provinces
1	2
2	5
3	8
4	10
5	12
6	14
5.	Issue a performance bond each year amounting to Rp.20,000 million or 5% of the annual fee to be paid for the subsequent year, whichever is higher. This performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned Decision Letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.
Based on MOCI’s letter No. 320/M.KOMINFO/12/2008 dated December 30, 2008, considering that Telkomsel has fulfilled its commitments, 1 block of radio frequency (2 x 5 MHz FDD) in 2.1 GHz bandwith is offered to Telkomsel with a price of Rp 160,000 million. Pursuant to that, Telkomsel has submitted its response that Telkomsel accepted the offering with a condition that such price is equally applied to the other operators (Note 51e).

(iii)	Asia-America Gateway Consortium (“AAG”)

On April 27, 2007, the Company became a member of AAG consortium, an undersea cable consortium with 19 companies, by signing a C&MA and an AAG Cable Network Supply Contract and paid US$40 million. Through the AAG Consortium, the Company will acquire 40 Gbps international bandwidth at the end of 2008 in the AAG configuration that will be laid from Malaysia to the United States. As of June 30, 2009, the Company has paid US$34 million (equivalent to Rp.326,164 million) and recorded as advances for the purchase of property, plant and equipment (Note 13).

(iv)	Palapa Ring Consortium

On November 10, 2007, the Company entered into a C&MA with 5 other companies for Palapa Ring Consortium. This consortium was formed to build optical fiber network in 32 cities in Eastern Indonesia with total initial investment of Rp.2,070,336 million. The Company will obtain 4 lambdas bandwidth of total capacity of 8.44 lambdas from this consortium (Note 15). As of June 30, 2009, the Company has paid US$0.005 million (equivalent to Rp.48 million) and recorded as advances for the purchase of property, plant and equipment (Note 13).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)
c.	Others (continued)
(v)	Radio Frequency Usage Fees

In accordance with the prevailing laws and telecommunications regulations, the operators are obliged to register their radio stations to the DGPT to obtain frequency usage license, except those stations that use 2.1 GHz frequency bandwidth (Note 48c.ii). The frequency usage fees are payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from DGPT. The fee is determined based on the number of registered transceivers (TRXs) of the radio stations. The fees for 2009 will be determined based on 288,942 TRXs in operation as of June 30, 2009, with a fee ranging from Rp.0.035 million to Rp.15.9 million for each TRXs.

(vi)	Apple, Inc

On January 9, 2009, Telkomsel entered into an agreement with Apple, Inc for the purchase of iPhone products, marketing it to the customers using third party (PT Trikomsel OKE) and provide cellular network services. Cumulative minimum iPhone units that shall be purchased as of December 31, 2009, 2010 and 2011 are 125,000, 300,000 and 500,000 units for each year.

(vi)	Operating leases

	Minimum lease payment
		Less than	1-5	More than
	Total	1 year	years	5 years
Operating leases	341,319	63,377	250,409	27,533
Operating leases represent non-cancelable office lease agreements of certain subsidiaries.
49.	CONTINGENCIES
a.	In the ordinary course of business, the Company and its subsidiaries have been named as defendant in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management’s estimate of the probable outcomes of these matters, the Company and its subsidiaries have accrued Rp.86,442 million as of June 30, 2009.

b.	A former Director of Human Resources and an employee of the Company were indicted under the Eradication of Criminal Act of Corruption Law in Bandung District Court relating to allegations of misuse of authority in procuring consultancy services resulting to a loss of Rp.789 million. On May 2, 2007, the Bandung District Court found the defendants guilty and sentenced each defendant to a one-year prison term and gave Rp.50 million penalty. The defendants have filed and appeal to the West Java High Court, objecting to the District Court ruling. On October 3, 2007, West Java High Court found the defendants not guilty. The Attorney has filed an appeal to Indonesian Supreme Courts (“SC”) objecting to the High Court’s ruling. As of the issuance date of the consolidated financial statements, no decision has been reached on the appeal.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	CONTINGENCIES (continued)
c.	On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII. On January 29, 2008, the Makassar District Court found the defendant not guilty. The Attorney has filed an appeal to Indonesian SC objecting the District Court ruling. On March 3, 2008, Denpasar District Court found the defendants guilty and sentenced each defendant to a one-year six-month prison term and a one year prison term and gave Rp.50 million penalty. The defendants have filed an appeal to the Bali High Court objecting to the District Court ruling. On November 5, 2008, the Bali High Court found the defendant guilty. On January 16, 2009, one of the defendant in Bali High Court has filed an appeal to Indonesian SC. As of the issuance date of the consolidated financial statements, no decision has been reached on both appeals.

d.	The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) on its letter dated December 5, 2007, notified Telkomsel that based on its investigation of case No. 07/KPPU-L/2007 dated November 19, 2007, according to the applied provisions regarding allegation of violating Law No. 5/1999, “Prohibition of Monopolistic Practice and Unfair Business Competition” (the “Law”), related to cross-ownership by Temasek Holdings and monopoly practices by Telkomsel, it had decided that, among other things:
•	Telkomsel had not been proven to violate article 25.1.b of the Law,

•	Telkomsel had violated article 17.1 of the Law,

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership either in Indosat or Telkomsel with the following conditions:
•	Maximum 5% of total shares for each buyer,

•	The buyer is not associated with Temasek Holdings.
•	Telkomsel was to be charged a penalty of Rp.25,000 million and instructed Telkomsel to discontinue the imposition of high tariffs and reduce its tariffs by least 15%.
On May 9, 2008 the Court pronounced its verdict and concluded among other things:
•	Telkomsel had not been proven to violate article 25.1.b of the Law,

•	Telkomsel had violated article 17.1 of the Law,

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership in either Indosat or Telkomsel or to decrease its ownership by 50% in each of those companies within twelve months from the date of the decision becoming final and legally binding at the following conditions:
•	Maximum 10% of total shares for each buyer,

•	The buyer is not associated with Temasek Holdings.
•	Telkomsel was charged a penalty of Rp.15 billion,

•	The Court revoked the decision of KPPU on the instruction to reduce the tariffs because KPPU did not have the authority to determine the tariffs.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	CONTINGENCIES (continued)
d.	(continued)

On May 22, 2008, Telkomsel filed an appeal to SC. In its verdict on September 9, 2008, the SC revoked the Court’s verdict on the instruction to Temasek Holdings and certain affiliated companies to release their ownership in either Indosat or Telkomsel. As of the issuance date of the consolidated financial statements, Telkomsel is still reviewing the result to determine a favorable action to be taken including the option for a judicial review by the SC.

e.	Certain subscribers of Telkomsel, Indosat and PT Excelcomindo Pratama (“Excelcomindo”) which are domiciled in Bekasi, Tangerang and other various locations, represented by the Law Firms, have filed class-action lawsuits with the Courts against Telkomsel, the Company, Indosat, the Government, Temasek Holdings and certain of its affiliated companies (“Parties”). The Parties are alleged to have had excessive price practices that potentially could have adversely affected those subscribers.

On July 8, 2008, the class-action lawsuits filed in Bekasi District Courts against Telkomsel by certain subscribers has been revoked and the case is closed.

On August 14, 2008, based on the Court’s verdict, the class—action lawsuits in Tangerang shall be consolidated with other various locations. The subscribers in other various locations objected to the decision and filed an appeal to SC. On January 21, 2009, in its verdict No. 01K/Pdt.Sus/2009, the SC approved the subscribers’ appeal, accordingly, the class action lawsuit are processed separately in respective Court.

Management believes that Telkomsel has applied tariffs in accordance with prevailing regulations, accordingly, such allegation has no strong basis.

f.	The Company, Telkomsel and seven other local operators are being investigated by the KPPU for allegation of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had proven to violate Law No. 5/1999 article 5 and gave the Company and Telkomsel Rp.18,000 million penalty and Rp.25,000 million penalty, respectively.

Pursuant to the decision of KPPU dated June 17, 2008, the Company and Telkomsel have filed an objection with the Bandung District Court and South Jakarta District Court, respectively, on July 14, 2008 and July 11, 2008, respectively.

Management believes that there are no such cartel practices that led to breach of prevailing regulations. As of the issuance date of the consolidated financial statements, no decision has been reach on the appeal.
For the matters and cases stated above, the Company and its subsidiaries do not believe that any subsequent investigation or court decision will have significant financial impact to the Company and its subsidiaries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2008		2009
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Assets
Cash and cash equivalents
U.S. Dollars	129.16	1,190,947	182.79	1,866,256
Euro	53.63	781,006	42.20	608,933
Malaysian Ringgit	0.03	96	0.03	100
Japanese Yen	3.15	276	0.21	22
Singapore Dollars	0.24	1,591	—	—
Temporary investments
U.S. Dollars	8.64	79,617	—	—
Japanese Yen	220.04	19,276	7.96	81,185
Trade receivables
Related parties
U.S. Dollars	2.00	18,415	2.58	26,336
Third parties
U.S. Dollars	38.59	355,791	59.63	608,568
Singapore Dollars	—	—	0.00	4
Other receivables
Euro	0.01	93	0.02	272
Great Britain Pound sterling	0.01	227	0.01	209
U.S. Dollars	0.00	1	0.02	184
Singapore Dollars	—	—	0.00	5
Other current assets
U.S. Dollars	5.39	49,642	0.62	6,329
Euro	0.02	356	—	—
Advances and other non-current assets
U.S. Dollars	13.70	126,231	2.59	26,495
Escrow accounts
U.S. Dollars	4.51	41,571	4.63	47,194

Total assets		2,665,136		3,272,092

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2008		2009
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Liabilities
Trade payables
Related parties
U.S. Dollars	5.72	52,794	5.84	59,756
Singapore Dollars	0.01	72	0.00	3
Euro	0.00	8	—	—
Third parties
U.S. Dollars	173.42	1,599,758	433.59	4,432,255
Euro	87.90	1,280,075	33.56	484,307
Singapore Dollars	0.87	5,906	5.15	36,358
Japanese Yen	0.51	45	0.51	55
Swiss Franc	—	—	0.00	15
Great Britain Pound sterling	0.04	729	—	—
Other payables
U.S. Dollars	1.46	13,482	0.15	1,500
Singapore Dollars	0.00	11	—	—
Great Britain Pound sterling	0.00	2	—	—
Accrued expenses
U.S. Dollars	51.17	472,048	9.54	97,401
Singapore Dollars	0.10	699	3.06	21,572
Japanese Yen	45.20	3,965	42.46	4,544
Euro	29.81	434,154	—	—
Short-term bank loans
U.S. Dollars	—	—	1.65	16,839
Advances from customers and suppliers
U.S. Dollars	1.56	14,431	1.27	12,953
Current maturities of long-term liabilities
U.S. Dollars	122.44	1,129,552	124.84	1,275,348
Japanese Yen	767.90	67,360	767.90	82,188
Long-term liabilities
U.S. Dollars	327.75	3,023,510	202.55	2,069,076
Japanese Yen	11,902.41	1,044,080	11,134.52	1,191,727

Total liabilities		9,142,681		9,785,897

Net liabilities		(6,477,545)		(6,513,805)

The Company and its subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.
The Company and its subsidiaries’ overall risk management programs focus on the unpredictability of financial markets and seek to minimize potential adverse effects on the financial performance of the Company and its subsidiaries. Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months.
If the Company and its subsidiaries reports monetary assets and liabilities in foreign currencies as of June 30, 2009 using the rates on July 30, 2009, unrealized foreign exchange loss will decrease by the amount of Rp.134,611 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.	SUBSEQUENT EVENTS
a.	On July 1, 2009, Metra has paid the transaction of purchasing 49% of Infomedia’s share amounted to Rp.598 billion to Elnusa (Note 1d.b)

b.	On July 3, 2009, Telkomsel entered into medium-term loan agreements with BCA, Mandiri and BNI for loan facilities of Rp.2,000 billion, Rp.2,000 billion and Rp.750 billion, respectively. From the total facilities, Rp 4.2 trillion (Rp.2,000 billion from BCA, Rp.2,000 billion from Mandiri and Rp Rp.200 billion from BNI) were drawn on July 9, 2009. Borrowings from BCA and Mandiri bear an average interest rate of 3-month JIBOR plus 3.25% per annum. Borrowings from BNI bear an average interest rate of 3-month JIBOR plus 3.00% per annum.

c.	On July 7, 2009, based on the MoJHR’s Decision Letter No. AHU-32154.AH.01.02/2009 to PIN concerning the amandmend of Articles of Association regarding the changes of PIN’s head office from Medan to South Jakarta.

d.	On July 9, 2009, Telkomsel has paid cash dividend of Rp.4,397,296 million.

e.	On July 16, 2009, based on the letter from the MoCI, the Government shall grant the additional spectrum in 2.1 Ghz bandwith to Telkomsel (Note 48c.ii).

f.	On July 27, 2009, the Company has paid cash dividend of Rp.4,196,616 million.

g.	On July 27, 2009, based on the letter from DGPT No. 138/TIMSEL-BWA 2.3 Ghz/7/2009, the Government shall grant a license to the Company to provide a fixed wireless broadband services in 2.3 Ghz bandwith for central Java of area, east of Java area, Papua area, Maluku and North Maluku area, and north of Sulawesi area.
52.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA

The recent accounting pronouncement in Indonesia that relevant to the Company and its subsidiaries are as follow:
(i)	PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”

In December 2006, the DSAK issued PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures” which amends PSAK 50, “Accounting for Investments in Certain Securities”. PSAK 50 (Revised 2006) provides guidance on how to disclose and present financial instruments in the financial statements and whether a financial instrument is a financial liability or an equity instrument. This standard applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. PSAK 50 (Revised 2006) complements the principles for recognizing and measuring financial assets and financial liabilities in PSAK 55 (Revised 2006). DSAK has postponed the application of PSAK 50 (Revised 2006) until January 1, 2010 based on its letter No. 1705/DSAK/IAI/XII/2008 regarding, “The Announcement of the Change of Effective Date of PSAK No. 50 (Revised 2006) and PSAK No. 55 (Revised 2006)” dated December 30, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)
(ii)	PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”

In December 2006, the DSAK issued PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement” which amends PSAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. PSAK 55 (Revised 2006) provides guidance on how to recognize, measure and derecognize financial asset and financial liability including derivative instruments. It also provides guidance on the recognition and measurement of sales and purchase contracts of non-financial items. DSAK has postponed the application of PSAK 55 (Revised 2006) until January 1, 2010 based on its letter No. 1705/DSAK/IAI/XII/2008 regarding, “The Announcement of the Change of Effective Date of PSAK No. 50 (Revised 2006) and PSAK No. 55 (Revised 2006)” dated December 30, 2008.

(iii)	PSAK 26 (Revised 2008), “Borrowing Costs”

In September 2008, the DSAK issued PSAK 26 (Revised 2008), “Borrowing Costs” which amends PSAK 26, “Borrowing Costs”. PSAK 26 (Revised 2008) provides guidance on commencement, suspension and cessation of borrowing cost capitalization as part of the cost of an asset. PSAK 26 (Revised 2008) requires borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset to be capitalized as part of the cost of that asset. There are no significant differences between PSAK 26 (Revised 2008) and PSAK 26. PSAK 26 (Revised 2008) shall be effective on January 1, 2010. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 26 (Revised 2008) on the consolidated financial statements.

(iv)	Statement of Financial Accounting Standard Abolition (“PPSAK”) 1, “Abolition of PSAK 32: Accounting for Forestry Industry, PSAK 35: Accounting for Telecommunication Services, and PSAK 37: Accounting for Toll Road Industry”

In June 2009, the DSAK issued PPSAK 1, “Abolition of PSAK 32: Accounting for Forestry Industry, PSAK 35: Accounting for Telecommunication Services, and PSAK 37: Accounting for Toll Road Industry” . PPSAK 1 abolished the rules stated in PSAK 33, PSAK 35 and PSAK 37. PPSAK 1 shall be effective on January 1, 2010 and prospectively applied. To improve the comparability of financial statements, the DSAK encourages restatement of financial statements of the periods ended before the reporting period. Earlier application of PPSAK 1 is encouraged. The Company and its subsidiaries are currently assessing the impact of the requirement of PPSAK 1 on the consolidated financial statements.
53.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS AND ACCOUNTS RECLASSIFICATION

In 2008, The Company has reasessed the fair value of its assets and liabilities arose from acquisition of Sigma’s transaction and determined the need to restate the consolidated financial statements as of June 30, 2008 in accordance with the correction of its transaction.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2008 AND 2009,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS AND ACCOUNTS RECLASSIFICATION (continued)

Certain accounts in the consolidated financial statement for the six months period ended June 30, 2008 has been reclassified to conform with the presentation of accounts of the consolidated financial statements for the six months period ended June 30, 2009.

A summary of previously reported and after restatement and reclassification balance as of and for the six months period ended June 30, 2008 is as follows:

	Before			Before
	Restatements			Restatements
	and			and
	Reclassifications	Restatements	Reclassifications	Reclassifications
Consolidated balance sheet June 30, 2008:
Claims for tax refund	420,550	—	(12,539)	408,011

Prepaid taxes	84,045	—	12,539	96,584

Property, plant and equipment — cost	121,105,191	37,900	(929,794)	120,213,297
Accumulated depreciation	(57,775,661)	—	495,239	(57,280,422)

Property, plant and equipment — net of accumulated depreciation	63,329,530	37,900	(434,555)	62,932,875

Goodwill and other intangible assets — gross carrying amount	8,297,718	56,092	929,794	9,283,604
Accumulated amortization	(5,193,619)	—	(495,239)	(5,688,858)

Goodwill and other intangible assets — net of accumulated amortization	3,104,099	56,092	434,555	3,594,746

Deffered tax liabilities — net	(3,106,209)	(59,292)	—	(3,165,501)

Minority interest	(7,863,148)	(34,400)	—	(7,897,548)

Consolidated income statement for the three months ended June 30, 2008:
Operating revenues — data, internet and information technology services	7,315,049	—	118,629	7,433,678

Operating revenues — network	500,872	—	(35,666)	465,206

Operating revenues — Other telecommunications services	338,859	—	(50,241)	288,618

Operating expenses — depreciation	5,213,718	—	(66,264)	5,147,454

Operating expenses — general and administrative	1,701,589	—	66,264	1,767,853